Exhibit 99.1

A Course of Action

ALGOMA STEEL INC.

ANNUAL REPORT 2003

Algoma

2003	2002	2001 (1)	2000 (1)
FINANCIAL HIGHLIGHTS (Canadian $ millions)				
Sales	$ 1,138	$ 1,168	$ 961	$ 1,106
EBITDA (2)	68	123	(87)	104
Net income (loss) (3)	9	(9)	(363)	(73)
Common shareholders' equity (deficiency)	370	345	(157)	206
Capital expenditures	37	26	22	52
Bank indebtedness	20	89	148	107
FINANCIAL RATIOS (%)				
Total debt to capital	34	50		
Return on equity	2	(3)	(231)	(35)
PER COMMON SHARE				
Basic				
Net income (loss) (4)	$ 0.33	$ 0.72	$ (6.77)	$ (1.37)
Cash provided by (used in) operating activities	6.46	1.13	(0.35)	0.15
Common shareholders' equity (deficiency)	15.42	15.55	(2.93)	4.42
Diluted				
Net income (loss) (4)	$ 0.27	$ 0.56	$ (6.77)	$ (1.37)
Cash provided by (used in) operating activities	5.07	0.83	(0.35)	0.15
Common shareholders' equity (deficiency)	12.11	11.48	(2.93)	3.87
OPERATIONS (THOUSANDS OF TONS)				
Raw steel production	2,445	2,416	2,163	2,354
Steel shipments	2,170	2,136	1,925	2,016

(1) [illegible]

(2) EBITDA: [illegible]

(3) [illegible]

(4) [illegible]

CONTENTS

Introduction 1
Message to Shareholders 2
Algoma Initiatives 6
Finance On Course 12
Operations On Course 13
The People of Algoma 14
Algoma and the Environment 15
Algoma in the Community 16
Management's Discussion and Analysis 17
Auditors' Report 31
Management's Responsibility for Financial Reporting 32
Consolidated Financial Statements 33
Notes to Consolidated Financial Statements 36
Directors and Officers 56

ON THE COVER

Rob Moreau, Operator, Ladle Steel Refiner, #2 Steelmaking
Jim Olive, Mechanical & Fluid Systems, Technical Specialist, DSPC
Jeff Masters, Senior Technical Specialist, Engineering
Denis Cousin, Project Engineer

Algoma Annual Report 2003 \ 1

Committed to Creating Value

Determining the right strategy is critical, but strategy alone isn’t enough. Success requires a commitment to the relentless execution of that strategy.

Algoma is on a course of action, working harder and smarter to provide increasing, lasting value to all of our stakeholders. We are emerging as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head on. Our perspective will be responsive, nimble and open to unconventional approaches. We are a different kind of steel company.

Our actions over the past eighteen months have positioned us to respond to emerging opportunities. Moving forward, Algoma remains committed to developing and executing a strategy for success.

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A Course of Action

Last year at this time, we made a commitment to set a course to establish Algoma Steel as a business that would not only survive, but thrive by focusing on “delivering” to the three groups that are critical to our success – our customers, our shareholders and our employees. This year we are pleased to report on improvements to the quality of our products and service, improvements in the value of our debt and equity securities, and improvements in the culture of our organization and the opportunities for our people.

In 2003, our first full year since emerging from restructuring, Algoma Steel generated net income of $9 million versus a loss of $9 million during the same period in 2002. Cash flow from operations was $155 million and indebtedness of the Company declined by $69 million as we focused on reducing working capital and controlling capital spending in the face of falling prices for all of the Company’s products. Additionally, the Company improved its financial flexibility and laid the groundwork for growth by obtaining a $200 million fully secured revolving credit facility and, subsequent to year end, raising approximately $81 million in net proceeds from a successful stock issue.

Algoma’s share price ended the year at $7.05, up from the price of $3.35 at the close of 2002. This was due to a combination of factors including our improved internal performance, our performance relative to industry peers, and the cyclical improvement in the market for steel.

The year opened with difficult market conditions due to a weak U.S. economy, low auto production and high inventory levels. By the end of the second quarter, steel prices had dropped 22%. The market began to rebound in the fourth quarter as strengthening global markets, particularly in China, began driving demand and in turn, prices. This, along with a weak U.S. dollar and rising international freight costs, reduced imports and made way for domestic supply. Entering 2004, steel demand is expected to remain strong as the North American economy recovers.

Our primary goals for 2003 were to: (1) improve our reputation in the commercial marketplace; (2) increase productivity across the entire Company; (3) reduce operating costs and move towards being cash flow positive in

Algoma Annual Report 2003 \ 3

the bottom of the steel cycle; (4) re-establish credibility with the capital markets; and (5) initiate cultural change. Through a dedicated effort on the part of employees across the Company, we were able to realize significant gains on all fronts as outlined further on in this annual report.

Raw steel production rose to 2.45 million tons while our total staff complement declined by 700 over the thirteen-month period ending December 31, 2003. The net result is that Algoma is now producing more high quality steel, more efficiently than ever before and at a lower cost. This was achieved with ongoing improvements in safety and environmental performance.

We have articulated and begun to act upon a new vision for Algoma that identifies our corporate values and the expectations we have of everyone who works for the Company. It’s a process that focuses on moving accountability and authority to the appropriate employee level in the organization. We actively promote an open and respectful environment where “full, true and plain disclosure” is our communications standard and where we continuously encourage increased involvement of all employees. The goal is to create an organization that is more mature and accountable at all levels. While we have a lot of work ahead, we are encouraged by the results to date.

In 2003, we trained approximately 500 managers, supervisors, union leaders and other employees on the principles of how effective organizations are structured and how they need to operate. While we reduced our staff complement to improve efficiency, we also filled key positions with new employees and have begun to identify the future leaders within the organization. It’s a process that involves change and open and honest dialogue. It is challenging, but it is producing results.

An illustration of the benefits of this new approach is the engineering analysis and associated asset management changes that will allow Algoma to postpone the reline of the blast furnace to 2010 by implementing a series of upgrades in 2005 and 2008. We asked our employees for a better solution and they delivered.

4 \ Algoma Annual Report 2003

In our heat-treating area, our operators’ intuition and experience led to the implementation of an idea which improved production from an annual rate of 110,000 tons to 150,000 tons without any increase in operating cost or capital. These and other innovations are representative of the kind of thinking and action that is transforming Algoma into a different kind of steel company.

Overall market conditions in 2004 will continue to be dynamic and challenging. Prices are rebounding due to increased consumption and raw material related production cutbacks at some North American steel mills. The weaker U.S. dollar is contributing to a drop in steel imports, however, the strengthening Canadian dollar continues to erode Algoma’s sales returns. While the short-term economic outlook is positive ahead of the 2004 U.S. presidential election, questions remain around the strength of the second half of the year.

At Algoma there are three key aspects of the business that we manage in order to drive value for our shareholders and deliver benefits to our customers and employees – strategy, focus and culture.

Our business planning process is dedicated to the dual goals of achieving short-term results and ensuring long-term vitality and value creation through sound strategy. The last year has been predominantly focused on improving our commercial, manufacturing and functional area performance to increase the returns from our business as it stands today. In 2004, we will turn more of our time and attention to strategic opportunities as we continue to improve the business and explore alternative paths for reaching our longer-term goals.

At the same time, we must maintain focus on the key drivers of the business and hold the organization accountable for the attainment of the annual objectives we have set. Our success in developing and executing solutions to our problems and realizing on the opportunities ahead will be dependent on our ability to keep the entire organization focused and on course.

The full value potential for our shareholders will only be achieved through the creation of a culture that provides maximum opportunity for our employees, while ensuring that accountability for generating results across the

Algoma Annual Report 2003 \ 5

Company is paired with the authority to act. When we treat our employees fairly and provide them with the resources and opportunity to be successful, they will drive results. Our collective strength will be a function of our ability to remain highly focused, nimble and innovative.

In 2004 we will:
■	Improve the reliability and consistency of our product quality and service.
■	Pursue continuing financial improvements through our Margin Improvement Plan by lowering our costs and optimizing our product/market mix.
■	Maintain tight control over working capital and capital spending.
■	Continue our grade development program to provide stronger, lighter and more formable products.
■	Reinforce successful leadership practices to improve accountability and effectiveness while maintaining an action-oriented culture focused on results.
■	Investigate strategic growth opportunities.

We will continue to measure and report on our performance as we move forward. We are committed to increasing the value of Algoma for our shareholders. We will do this through the constant improvement of our products and services as we promote increasing opportunities for our people – a process that will provide stability to the Corporation. As we move forward with the development and implementation of plans affecting the future direction of the Company, we will remain true to the course we have set.

Benjamin Duster	Denis Turcotte
Chairman of the Board	President and Chief Executive Officer

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SAM SPADAFORA, METALOGRAPHER QUALITY ENGINEERING

JOHN CASOLA, ASSISTANT OPERATOR JOHN KANTAUTAS, FRONT LINE SUPERVISOR PLATE HEAT TREAT #1 FURNACE

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1
PURSUE A STRATEGY BALANCING THE OPTIMAL MIX OF
PRODUCTS, MARKETS, ASSETS AND CULTURE.
This year, Algoma introduced a three-year Margin Improvement Plan, designed to generate positive cash flow even at the bottom of the cycle. Executing the plan has improved our ability to produce the optimal product mix based on market opportunities; to respond with the appropriate process capability improvements; and to maximize our returns in the marketplace. Customer service will continue to be a priority as we look to improve our product mix and ensure a consistent and reliable product supply.

2
INVESTIGATE ALLIANCE OPPORTUNITIES TO ADD
STRATEGIC FLEXIBILITY AND VALUE.
In 2003, Algoma took significant steps to improve the efficiency and effectiveness of the entire operation. At the same time, the Company began the process of assessing short and long-term business opportunities. The establishment of a relationship with Exiros, a member of the Techint Group, is an example of how Algoma is utilizing alliances to hone operations and procurement practices. A wide array of possibilities, ranging from merging the Company to acquisitions that will provide value-added processing, are being continuously assessed.

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3
IMPLEMENT A FULLY ACCOUNTABLE
ORGANIZATIONAL STRUCTURE.
In 2003, we communicated throughout the organization our corporate strategy, values and the behaviour expected of everyone in the Company. Working with experienced consultants, we implemented an objective-setting process designed to ensure a consistent focus across all departments. We trained 500 managers, supervisors and union leaders on the principles of effective organizational structure and accountable leadership as we took steps to move accountability down to the appropriate employee level. This allowed us to de-layer the organization from eight to six levels and improve overall effectiveness.

4
EXPLORE OPPORTUNITY TO MOVE RELINE
OF #7 BLAST FURNACE BEYOND 2005.
Based on solid engineering analysis, we have determined that we can defer the capital expenditure required for the full reline of our #7 Blast Furnace until 2010. To accomplish this we will change the tap-holes and re-brick the lower stack in 2005, complete work on the upper stack in 2008 and undertake the full reline in 2010. This innovative solution will allow us to deploy our capital in the pursuit of our strategic growth initiatives.

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PATRICK CAPPER, PROCESS ENGINEERING SPECIALIST DIANA VAN MARRUM, METALLURGIST

JOHN HANSEN, SENIOR PROJECT SUPERVISOR, ENGINEERING SHAWN GALEY, SUPERINTENDENT, COKE MAKING & IRON MAKING PETER KUUSKMAN, MANUFACTURING TECHNOLOGY ENGINEER

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LEO KMENT, FRONT LINE SUPERVISOR TEMPER MILL & SLITTER COLD MILL

MARK LEWIS, MANAGER, ORGANIZATIONAL DEVELOPMENT RIC TUCKETT, MANAGER, ORDER FULFILLMENT & SERVICE

Algoma Annual Report 2003 \ 11

5
REFINANCE OUR BANK FACILITY.
In September of 2003, Algoma successfully secured a $200 million revolving credit facility with a syndicate of four banks led by Bank of America. This new four-year facility provides the Company with increased credit availability, lower interest rates and fewer financial covenants. The Company’s financial base and significantly improved balance sheet provide a foundation from which we will pursue our short-term objectives and long-term growth strategy.

6
WE SAID WE WOULD AND WE DID.
The year was one for action at Algoma. We committed to five strategic initiatives and remained focused on achieving positive outcomes. Our collective effort positioned the Company to start 2004 with a successful equity issue with net proceeds of approximately $81 million. This transaction indicates renewed and growing market confidence in Algoma. Our commitment going forward is to continue to generate and protect shareholder value.

12 \ Algoma Annual Report 2003

Finance on Course

In 2003, Algoma achieved positive EBITDA (earnings before interest, taxes, depreciation and amortization) in spite of a difficult market for steel and the negative effect of the stronger Canadian dollar. The Company was able to record net income of $9 million for the year versus a loss of $9 million for the same period in 2002.

In 2003, the Canadian dollar appreciated by almost 20% versus the U.S. dollar. Virtually all revenue was negatively affected because selling prices for steel are established in U.S. dollars such that a strengthening Canadian dollar translates into lower revenue per ton. Offsetting this loss in revenue, the Company has a partial hedge on costs with approximately 50% of cash costs directly or indirectly denominated in U.S. dollars. In addition, the Company experienced a non-cash foreign exchange gain of $40 million relating to its U.S. denominated long-term debt.

Much of the improved financial performance was due to an enterprise-wide commitment to operate the business with improved efficiency and greater effectiveness. The Company was able to reduce costs in every quarter and lowered inventories by $59 million. Total staffing levels were reduced by 700 over a thirteen-month period, bringing the total staff complement to approximately 2,900. Even with these substantial labour reductions, the Company was still able to realize a slight increase in the total tonnage of raw steel produced on a year-over-year basis.

The Company’s balance sheet and financial soundness continued to improve in 2003 as total bank indebtedness declined by $69 million and the remaining $29 million of the term loan was repaid in full. The decline was accomplished by reductions in working capital and inventory levels, positive cash flow generated from operations and continued constraints on capital expenditures. In September, we were able to finalize negotiations on a $200 million secured revolving credit facility that featured a number of improvements over previous arrangements including increased availability, lower interest rates and fewer financial covenants.

Subsequent to year-end, Algoma received the proceeds from the successful execution of an equity transaction. The net proceeds of $81 million significantly reduce the risk profile of the Company and allow for the pursuit of strategic opportunities.

Our focus in 2004 and beyond will be to undertake only those investments that add and sustain value for our shareholders. We will continue to focus our effort and improve our operating processes to maximize efficiency and improve margins.

Algoma Annual Report 2003 \ 13

Operations on Course

CATERPILLAR MEXICO PRESENTED ALGOMA’S PLATE HEAT TREAT DEPARTMENT WITH THE 2003 QUALITY AWARD FOR OUR SUPPLY OF HEAT-TREATED AND C-T-L PLATE. ALGOMA HAS RECEIVED THIS AW ARD ANNUALLY SINCE 1992 AND HAS BECOME ONE OF CATERPILLAR’S LARGEST SUPPLIERS OF HEAT-TREATED PLATE.

Algoma produced 2.4 million tons of raw steel in 2003. At the same time, our Direct Strip Production Complex (DSPC) continues to approach its rated annual output capacity of 2.0 million tons with a record production level of 1.55 million tons achieved in 2003.

The Company continues to differentiate itself in the market by producing superior quality coiled steel. The average revenue per ton for sheet products in 2003 was $482 as compared to $504 per ton in 2002. This decrease was due primarily to the effect of the stronger Canadian dollar and soft markets. The DSPC can produce product with light gauges down to 1 mm as well as a wide range of grades to meet the demand of specialty markets. In particular, Algoma has a reputation throughout North America as one of the finest producers of high-strength, light-gauge steels.

Algoma has long-term supply agreements with U.S. producers for its coal and iron ore. In the case of coal, the Company’s current supply contract runs to 2006, while the iron ore supply contract expires in 2016. In 2003, the Company consumed 1.3 million tons of coal and 3.6 million tons of iron ore.

At Algoma we’re not only working harder to do more with less, we’re also working smarter. Through a detailed engineering analysis, we have been able to defer the capital and time-intensive full reline of our #7 Blast Furnace to 2010. With additional upgrading and maintenance in 2005 and 2008, we will be able to postpone the $120 million cost of a full blast furnace reline for another six years. In our Plate Heat Treat Department where steel plates are heated and cooled in a controlled fashion to produce specific physical properties, Algoma employees recognized effi-ciency improvements that would lower the cost of energy and reduce the amount of time the plates were required to be in the furnaces. Through the use of a DataPaq device, they developed a new heating model for our furnaces that enables us to realize a sig-nificant savings in the amount of time required to achieve full heat penetration. In 2003 we completed the project, which resulted in an increase of approximately 36% in production capability without a corresponding increase in energy consumption.

2003 Production Levels reflected changing market demand and a corresponding shift in Algoma’s product mix:
  Raw steel production in 2003 was held at 2002 levels at 2.4 million tons.
  DSPC coil production increased for the sixth consecutive year, producing 1.55 million     tons, up from 1.44 million tons in 2002. This combined with 523,863 tons  of coils from our 106" hot strip mill   accounted for 86% of Algoma’s total production for 2003.
  Plate production from the 166" mill was up 16% from 2002 at 336,845 tons.
  Value-added product from our heat treat facility continues to represent a growing percentage of product shipped.

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The People of Algoma

Every success that Algoma has achieved in the past twelve months is due to the quality and dedication of the people who work here. This dedication is evident in our results. We have asked people to think creatively and work in different ways to produce more with less. Our people have responded, and in spite of the natural stress that accompanies change, our levels of efficiency, productivity and quality are rising across the business.

As part of our drive to be more efficient, we have reduced overall employment levels. It was a difficult but necessary step. While we reduced our overall workforce by 700 over a thirteen-month period, we were able to use attrition to minimize the impact on our employees. At the same time, we hired new people with new skills and new ideas.

In response to our changing demographic, Algoma has initiated a succession planning process that will identify future needs as we manage for more effective knowledge transfer. The combination of new talent with the wisdom that comes from employees with years of experience provides us with a workforce able to meet the demands of our industry and the needs of our customers. Our emphasis going forward will be on improving leadership practices and creating a culture that will enable us to achieve our corporate goals.

ALGOMA HAS PLACED INCREASED EMPHASIS ON STRATEGIC HUMAN RESOURCE PLANNING. SHOWN HERE ARE SOME OF OUR NEW HIRES. FROM LEFT TO RIGHT: JOHN PIERMAN, MANAGER, COST ANALYSIS & BUDGETING; LORNA BIRKINSHAW, SYSTEMS ASSISTANT; BRYAN O’TOOLE, SYSTEMS ASSISTANT; ERIC LIN, DEPARTMENT ENGINEER; KAMAL UGHADPAGA, METALLURGIST.

OUR SAFETY RECORD
At Algoma, a healthy and safe work environment is an integral component of the management strategy. The joint health and safety program, a creative and cooperative union/management approach implemented in the early 1980s, has resulted in a significant reduction in workplace injuries. Over the last nine years, the injury rate at Algoma has reached consecutive record low levels both in the number and severity of workplace injuries.

The Company and the USWA are proud of this achievement and remain committed to further reductions, with a goal of striving for an injury-free workplace. This Zero-Injury philosophy continues to align the accountability of all employees towards workplace health and safety.

Despite our intense focus on safety, in the fall of 2003, a contractor employee working on a demolition project on Algoma’s premises suffered fatal injuries. This tragic accident reinforces the fact that managing health and safety issues is not restricted to the employees of Algoma. The well-being of contractors, service providers and our customers is of equal importance to us at Algoma. We have developed a comprehensive program to ensure that the appropriate safety measures are in place prior to and during work activities performed by non-Algoma personnel. We will remain diligently engaged in managing the health and safety of all personnel on our site and will continue to make safety the first priority in completing all work.

Algoma has also extended its health and safety resource beyond the front gate and into the community. We are now a mentor company with the Sault Ste. Marie Safe Communities partnership, an initiative dedicated to reducing injuries within the community and surrounding areas. In fact, Algoma Steel representatives contributed significantly toward the city’s recent international designation as a ‘Safe Community’ under the World Health Organization. Algoma is also an active supporter of the local health and safety conference sponsored by the Industrial Accident Prevention Association.

Algoma Annual Report 2003 \ 15

Algoma and the Environment

We take our environmental responsibilities seriously because we not only work in Sault Ste. Marie; we live here. In 2003, we completed the third year of a five-year voluntary Environmental Management Agreement with the Ministry of the Environment and Environment Canada. This year, under the agreement we have:
  met the 2015 targets for polycyclic aromatic hydrocarbons (PAH) emissions and will meet the 2005 benzene emission targets by the end of 2004;
  adopted 80% of the Environment Canada Environmental Code of Practice for integrated steel mills; and
  continued improvements to manage emissions from Coke Making.
The control of particulate generation and release is one of Algoma’s key environmental priorities. A component of the particulate reduction strategy is a four-year Road Dust Reduction Program implemented in 2002. Over the course of the first two years of the program, over 40,000m2 of roadway have been paved, with an equivalent surface area to be paved in 2004 and 2005. The combined effect of surface paving and dust suppression has reduced the particulate release from roadways by approximately 49% and has reduced the particulate point of impingement maximum concentration by 41%. These results, in combination with other particulate reduction initiatives, have substantially reduced the off-site impact of particulate emissions from Algoma Steel Inc.

Algoma continues to maintain a program to treat process water to meet the strict requirements of the Ontario Ministry of the Environment (MOE). A number of parameters are monitored regularly to ensure that the quality of the water discharged from the operations meets regulatory limits. In addition, one of Algoma’s environmental improvement goals is to continuously reduce the demand for water throughout the plant.

Additionally, Algoma has implemented a program to register the Environmental Management System against the ISO 14001 standard. This registration began in 2002 and will be completed by the end of 2004. This willingness to register our facilities under the stringent ISO protocol is indicative of how seriously we take our commitment to the environment.

The environmental objectives we have set for 2004 include:
  Complete Phase 3 of the Road Dust Reduction Program.
  Fulfill the 2004 commitments of the Environmental Management Agreement (further benzene emission reductions, PCB destruction).
  Complete the facility-wide registration with ISO 14001.
  Participate in the discussions surrounding climate change and establish the associated carbon dioxide reduction targets. (28% reduction since 1993 has been achieved.)
  Maintain the existing environment control facilities and management practices to ensure consistent compliance with regulatory requirements.
  Finalize discussions with the MOE surrounding Algoma’s Noise Abatement Action Plan.
The relentless pursuit of maximizing the efficiency of our operations and reducing the demand on the environment is critical to achieving Algoma’s long-term environmental goals. Valuable and limited natural resources must be properly managed by promoting reuse, recycling and reduction measures. Algoma continues to increase the use of these conservation and control measures to minimize our environmental impact on our local and global communities. We understand that tomorrow’s environment depends on our actions today.

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Algoma in the Community

This year, Algoma Steel experienced a surge in company spirit and a renewed sense of community involvement, thanks to the efforts of a very special group of employee volunteers. Building on a 47-year history as both a founder and a strong corporate supporter of the United Way, a number of Algoma employees put their hearts, hands, minds and time to the cause in 2003 with the launch of the “Day of Caring” event.

These employee volunteers spent a Saturday in September assisting seniors in the community with household chores that were beyond their physical capabilities. The initiative was so successful, they applied the same spirit during the holiday season with employee volunteers who brought companionship, gift baskets, Christmas trees and a message of hope to a group of isolated seniors and several young families. In addition, departmental teams coordinated toy exchanges and donation drives to support local Christmas Cheer efforts.

A highlight of the year was Algoma Steel’s return to the RotaryFest Community Day Parade where the Company took first prize with its employee-designed float built on the theme “Generations of Pride in our Company and Community”. Flowing out of the energy generated by the parade, the volunteer group subsequently coordinated Algoma Steel’s first ever Family Day. Employees and their families were invited to partake in a full day’s activities including Algoma’s “Big TONKA” heavy equipment display, an archival exhibit featuring 100 years of history, a product display, a BBQ, the United Steelworkers Inflatable Fun Carnival and Plant tours featuring a stop at Algoma’s flagship operation, the DSPC.

In addition to the efforts of the volunteer committee, Algoma Steel is a proud corporate sponsor of numerous community-based causes that support children, seniors and community quality of life. Employee representatives provide ongoing input into the Company’s charitable giving.

The people at Algoma Steel believe in actively serving the community and we will continually strive to offer a responsible balance of time and resources to improve the quality of life in the community where we work and live.

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Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the 2003 Audited Consolidated Financial Statements and accompanying Notes. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties.

REORGANIZATION
On January 29, 2002, Algoma implemented its Plan of Arrangement and Reorganization and emerged from protection under the Companies’ Creditors Arrangement Act (“CCAA”). For accounting purposes, the reorganization was reported in conformity with fresh start accounting principles with an effective date of January 31, 2002 (see note 1 to the consolidated financial statements for additional information). Comparative financial information for periods prior to January 31, 2002 is required under securities legislation and may be of limited interest to some readers. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting. In the following discussions, the period of February 1, 2002 to December 31, 2002 is referred to as either the “post-reorganization period” or the “eleven-month period”. The twelve-month period ended December 31, 2002 is referred to as either “year 2002” or “2002”.

GENERAL
Algoma Steel Inc. has restated its financial results for the eleven months ended December 31, 2002. The restatement involves an increase to the tax provision in the amount of $26 million, with an offsetting credit to contributed surplus. In accordance with generally accepted accounting principles, this change results from recognizing tax assets at the restructuring date as a direct credit to contributed surplus in shareholders’ equity rather than by flowing the benefit through the income statement. The restatement has no effect on income from operations, current or future cash flow, working capital or shareholders’ equity.

In 2003, Algoma reported net income of $9 million (basic earnings per share of $0.33 or diluted earnings per share of $0.27) compared to net income for the eleven-month period ended December 31, 2002 of $17 million and a net loss for the year 2002 of $9 million. The decline in net income from the eleven-month period ended December 31, 2002 was the result of lower selling prices in 2003, partially offset by foreign exchange gains from the appreciation of the Canadian dollar versus the U.S. dollar. The improvement in net income from the year 2002 was mainly attributable to lower financial expense including a foreign exchange gain and a net loss of $26 million in the pre-reorganization period of January 2002, partially offset by lower selling prices.

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Statement of Income (Loss)

			Pre-reorganization
		Eleven	One
	Year ended	months ended	month ended	Year ended
	December 31	December 31	January 31	December 31
(Canadian $ millions)	2003	2002	2002	2001

		(restated)		(restated)
Sales (1)	$1,138	$1,080	$88	$961
Operating expenses
Cost of sales (1)	1,024	916	90	1,010
Administrative and selling	46	36	3	38

	1,070	952	93	1,048

Earnings (loss) before interest, taxes, depreciation and amortization (EBITDA) (2)	68	128	(5)	(87)
Depreciation and amortization	55	52	6	70

Income (loss) from operations	13	76	(11)	(157)
Financial expense (income)	(14)	31	5	118

Income (loss) before the following:	27	45	(16)	(275)
Gain on demutualization of insurance provider	–	–	–	19
Loss on disposal of joint venture interest	–	–	(7)	–
Reorganization expenses	–	–	(3)	(51)

Income (loss) before income taxes	27	45	(26)	(307)
Income taxes	18	28	–	56

Net income (loss)	$9	$17	$(26)	$(363)

(1)	Freight costs, previously deducted from sales, have been reclassified as cost of sales and all previous periods have been restated to reflect this reclassification.
(2)	EBITDA: Earnings before interest, taxes, depreciation and amortization, exchange (gain) loss on long-term debt, demutualization gain and reorganization expenses.

This earnings measure is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. This earnings measure is provided to assist users in analyzing operating profitability before non-operating expenses and non-cash charges.

Statement of Income (Loss) from Operations per Ton of Shipments

			Pre-reorganization
		Eleven	One
	Year ended	months ended	month ended	Year ended
	December 31	December 31	January 31	December 31
	2003	2002	2002	2001

				(restated)
Sales	$524	$556	$454	$499

Operating expenses
Cost of sales	472	471	464	524
Administrative and selling	21	19	16	20

	493	490	480	544

Earnings (loss) before interest, taxes,
depreciation and amortization (EBITDA)	31	66	(26)	(45)
Depreciation and amortization	25	27	31	36

Income (loss) from operations	$6	$39	$(57)	$(81)

Algoma Annual Report 2003 \ 19

RESULTS OF OPERATIONS
Income from operations for the year 2003 was $13 million or $6 per ton of steel shipped. For the post-reorganization period, income from operations was $76 million or $39 per ton of steel shipped. For the year 2002, income from operations was $65 million or $30 per ton shipped. The decline in 2003 was mainly the result of lower selling prices due mainly to the significant strengthening of the Canadian dollar in 2003. The average unit cost of sales was relatively unchanged from 2002 to 2003.

Selected Financial Data for the Three Years Ended December 31, 2003

			Basic Income	Diluted Income		Basic	Diluted
		Income	(Loss) from	(Loss) from		Net Income	Net Income
(Canadian $ millions except		(Loss) from	Operations	Operations	Net Income	(Loss)	(Loss)
per share data)	Sales	Operations	per Share	per Share	(Loss)	per Share	per Share

2003	$	$	$	$	$	$	$
4th quarter	267	17	0.71	0.56	10	0.42	0.33
3rd quarter	253	(7)	(0.29)	(0.29)	(12)	(0.52)	(0.52)
2nd quarter	304	(5)	(0.20)	(0.20)	4	0.15	0.12
1st quarter	314	8	0.31	0.24	7	0.28	0.22

2002
4th quarter	286	5	0.22	0.17	(4)	(0.18)	(0.18)
3rd quarter	326	47	1.97	1.56	11	0.45	0.37
2nd quarter	301	21	1.03	0.72	14	0.66	0.47
1st quarter – Feb./Mar.	167	3	0.16	0.10	(4)	(0.23)	(0.23)
1st quarter – Jan.	88	(11)	(0.20)	(0.20)	(26)	(0.49)	(0.49)

2001 (1)
4th quarter	223	(47)	(0.87)	(0.87)	(117)	(2.18)	(2.18)
3rd quarter	255	(14)	(0.27)	(0.27)	(62)	(1.15)	(1.15)
2nd quarter	243	(43)	(0.80)	(0.80)	(47)	(0.89)	(0.89)
1st quarter	240	(53)	(0.99)	(0.99)	(137)	(2.55)	(2.55)

Notes:
(1)
Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to foreign currency translation. The 2001 and 2002 results have been restated to reflect this change.

SALES
Sales revenue of $1.138 billion was down 3% from $1.168 billion in 2002. Shipments increased by 2% to 2.17 million tons from 2.14 million tons in 2002. Average revenue per ton shipped declined to $524 versus $547 in 2002. The decline in revenue per ton was due primarily to the significant strengthening of the Canadian dollar in 2003. Pricing levels are established by U.S. markets, and a stronger Canadian dollar results in lower pricing realizations for Canadian producers. The average exchange rate of the Canadian dollar to the U.S. dollar was $1.4010 in 2003 compared to $1.5704 in 2002, an appreciation of 12%.

Steel Shipments

							Annualized
			February to December		January		% Increase
	2003		2002		2002		(Decrease)

	(000’s) Tons	Percent	(000’s) Tons	Percent	(000’s) Tons	Percent
Sheet	1,761	81%	1,653	85%	167	86%	(3%)
Plate	409	19%	289	15%	27	14%	29%

Total	2,170	100%	1,942	100%	194	100%	2%

20 \ Algoma Annual Report 2003

Selling Prices

							Annualized
							% Increase
							(Decrease)
							in Price per
			February to December		January		Ton of
	2003		2002		2002		Shipments

	Per Ton of	Sales	Per Ton of	Sales	Per Ton of	Sales
	Shipments	(millions)	Shipments	(millions)	Shipments	(millions)
Sheet	$482	$848	$512	$846	$425	$71	(4%)
Plate	641	262	685	198	630	17	(6%)

Total Steel Shipments	512	1,110	538	1,044	454	88	(3%)
Other Sales	n/a	28	n/a	36	n/a	–	n/a

Total	$524	$1,138	$556	$1,080	$454	$88	(4%)

SHEET
Sheet products include hot-rolled coils, cut-to-length cold-rolled coils and also first-stage blanks. The average revenue per ton for sheet products in 2003 was $482 as compared with $504 per ton realized in the year 2002 ($512 per ton in the post-reorganization period). The decrease was primarily due to the negative effect of the stronger Canadian dollar. Shipments for 2003 were 1.76 million tons, a 3% decrease over the 1.82 million tons shipped in the year 2002. The decrease in shipments combined with lower selling prices, resulted in an 8% decrease in total sheet revenue.

PLATE
Plate products include as-rolled and heat-treated plate and welded wide flange beams. The average revenue per ton shipped decreased to $641 in 2003 compared to $680 in the year 2002 ($685 per ton in the post-reorganization period), primarily a result of the stronger Canadian dollar in 2003. Plate products accounted for 19% of total shipments in 2003 as compared with 15% in the year 2002.

OTHER SALES
Other sales include processing of customer-owned steel, and the sale of slag, coke braize, by-product scrap and chemical by-products. Other sales decreased to $28 million in 2003 from $36 million in the year 2002 mainly due to lower revenue from the conversion of slabs to coil for customer-owned steel.

OPERATING COSTS
Algoma’s cost of sales for the year 2003 was $1,024 million or 90% of sales, compared to $1,006 million or 86% of sales in 2002. Cost of sales per ton shipped was $472 in the year 2003 up slightly from $471 in 2002.

Major elements of operating costs:

	2003	2002	2001

Raw materials	37%	37%	36%
Labour	25	25	30
Other supplies and services	17	19	20
Energy	16	15	14
Purchased steel	2	2	–
Purchased scrap	3	2	–

Total	100%	100%	100%

(The proportion of these major elements for January 2002 and the eleven-month period does not vary significantly from that presented for the year 2002.)

Algoma Annual Report 2003 \  21

RAW MATERIALS
Raw materials include coal, ore, purchased coke and alloys.

Algoma obtains its coal requirements through a U.S. supplier owned consignment inventory. $99 million of coal was consumed in 2003, down 16% from $117 million in 2002. The stronger Canadian dollar versus the U.S. dollar, 2003 versus 2002, is the main reason for the drop in costs. The current agreement with this supplier expires March 31, 2006.

In January 2002, Algoma’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”), completed an agreement with Cleveland-Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in the Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, Algoma entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore. The arrangement permits Algoma to avoid certain risks associated with mine ownership. Total consumption of ore in 2003 was $179 million compared to $198 million in 2002. Production levels of iron in 2003 were virtually unchanged from the 2002 levels. Lower ore costs were the result of the stronger Canadian dollar.

In 2003, Algoma purchased $56 million of alloys, up from $50 million in 2002 due to slightly higher operating levels and product mix. The major alloys used are aluminum, manganese, calcium and ferro molybdenum.

LABOUR
At the end of 2003, there were approximately 2,900 employees working at Algoma, down 15% from approximately 3,400 at the end of 2002. The net decrease of 500 employees was achieved despite the fact that production levels of raw steel were up slightly from the 2002 level. The average labour cost per hour increased by 14% in 2003. This was mainly due to wage increases associated with the collective bargaining agreements and higher benefit costs, in particular the cost of pensions. Total labour costs in 2003 decreased by $5 million compared to 2002. The current collective agreements expire July 31, 2004.

OTHER SUPPLIES AND SERVICES
Included in other supplies and services are costs related to the purchase of services and materials used in both operating and maintenance activities. In 2003, other supplies and services costs were 17% of operating costs, compared with 19% in 2002. On a cost per product ton basis, these costs were down approximately 6%.

ENERGY
In 2003, total natural gas costs were $89 million compared to $82 million in 2002. The increase was due primarily to higher prices. During 2003, fixed contracts were in place for approximately 70% of Algoma’s monthly requirements. The fixed contract pricing was below spot market pricing for the majority of the contract period.

During 2003, Algoma obtained electricity through third-party fixed-price contracts as well as from the Independent Market Operator in Ontario at spot prices. During 2003 Algoma had fixed-price contracts representing approximately 65% of its average monthly electricity purchases. The fixed contract pricing closely approximated spot market pricing for the majority of the contract period. Electric power unit costs increased by 1% in 2003 and total units purchased increased by less than 1%. Total purchased electricity consumed in operations was $35 million.

Praxair Canada Inc. supplies oxygen through a 15-year agreement, effective July 1, 2000. Algoma’s total cost of oxygen in 2003 at $23 million was unchanged from 2002.

PURCHASED STEEL
Algoma made no purchases of semi-finished steel products in 2003 as compared to purchases of 109,000 tons in 2002 at a cost of $39 million. Of the 50,500 tons of slab inventory at the 2002 year-end, 39,600 tons were consumed in 2003 at a cost of $14 million. At the end of 2002 the Company had provided $4 million for potential loss in value on defective steel purchased from a supplier. The claim against the supplier was resolved in 2003 and Algoma received $1.8 million in settlement of the claim.

22 \ Algoma Annual Report 2003

PURCHASED SCRAP
Algoma consumed 179,000 tons of purchased steel and iron scrap in 2003 at a total cost of $32 million as compared to consumption in 2002 of 133,000 tons at a cost of $23 million. The increase in consumption is mainly the result of less tons of internally-generated scrap being available versus the prior year due to improved operations and reductions in inventories.

ADMINISTRATIVE AND SELLING EXPENSE
Administrative and selling expense for 2003 was $46 million compared to $39 million for the year 2002. This increase was mainly due to expenditures for consulting fees in support of various improvement projects.

AMORTIZATION
Amortization for 2003 was $55 million, down slightly from the 2002 level of $58 million. The slightly higher amount in the year 2002 was primarily due to higher capital asset values in January 2002 prior to an $88-million reduction in the value of Algoma’s capital assets at January 31, 2002, as a result of implementing fresh start accounting.

FINANCIAL EXPENSE (INCOME)
A significant foreign exchange gain of $40 million resulted in financial income in 2003 of $14 million compared to financial expense of $36 million in 2002 ($31 million in the post-reorganization period). The $40 million gain is primarily on the U.S. dollar denominated long-term debt and is a result of the strengthening Canadian dollar in 2003. Interest included in financial expense was $26 million in 2003 compared to $38 million in 2002 ($31 million in the post re-organization period). The decline can be attributed to reduced borrowing under the Revolving Credit Facility and lower borrowing rates.

INCOME TAXES
The income tax expense of $18 million in 2003 is comprised of $10 million relating to the realization of tax assets that were not recognized upon implementing fresh start accounting, a $6 million future tax provision in respect of an unrealized foreign exchange gain on the $U.S. notes and $2 million for Federal Large Corporations Tax.

The income tax expense of $28 million in 2002 is comprised of $26 million relating to the realization of tax assets that were not recognized upon implementing fresh start accounting and $2 million for Federal Large Corporations Tax.

The Corporation’s effective income tax rate for 2003 and 2002 is higher than its statutory manufacturing and processing rate of 33% primarily due to the benefit of tax items that arose prior to the application of fresh start accounting being recorded through contributed surplus.

The Corporation’s estimate of income tax loss carryforwards, after giving effect to the financial reorganization, has not been reviewed by the Canada Revenue Agency and may be subject to change.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operations in 2003 was $155 million compared to $25 million for the eleven-month period ended December 31, 2002. This consisted of $67 million of cash generated by operations and a decrease in operating working capital of $88 million. The components of the changes in working capital are described below. For the year 2002, cash generated by operations was $56 million.

Accounts receivable declined to $134 million at December 31, 2003 from $154 million at December 31, 2002. The decrease results primarily from lower selling prices in 2003.

Inventories declined to $211 million at the end of December 2003, compared to $270 million at December 31, 2002. The decrease was comprised of $19 million in raw materials and supplies, $29 million in work-in-process and $11 million in finished goods inventory. In general, the decrease was the result of a concerted effort throughout 2003 to reduce inventories.

Current liabilities, excluding bank indebtedness and the current portion of the term loan, were $137 million at December 31, 2003. This compares to $140 million at December 31, 2002. The decrease of $3 million was due to a reduction of the accrued interest on long-term debt of $11 million offset by an increase in accounts payable and accrued liabilities of $4 million and an increase in income and other taxes payable of $4 million.

Algoma Annual Report 2003 \ 23

Investing activities in 2003 consisted of $37 million of capital asset additions, an increase from the $26 million of capital asset additions in the year 2002. At December 31, 2003, the Company had commitments for future capital expenditures totalling $36 million, relating primarily to the purchase of manufacturing equipment.

Financing activities in 2003 consisted of repayment of the term loan of $29 million, the payment of deferred interest on long-term debt of $17 million, an increase in other long-term liabilities of $2 million, the incurrence of financing expenses of $5 million and a decrease in bank indebtedness of $69 million.

On September 3, 2003, Algoma entered into a new Loan and Security Agreement (“Agreement”). The Agreement expires on September 3, 2007, and provides Algoma with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At December 31, 2003, there was $125 million of unused availability under the Revolving Facility compared to $68 million at December 31, 2002 under the previous banking agreement.

The Company expects to meet its operating cash requirements through cash flow from operations, working capital reductions and the Revolving Facility.

OFF BALANCE SHEET FINANCING
The Company’s off balance sheet financing arrangements are limited to operating lease contracts for manufacturing equipment and premises. As disclosed in note 16 to the consolidated financial statements, minimum annual lease payments under operating leases for fiscal 2004 are $2 million.

CONTRACTUAL OBLIGATIONS (MILLIONS OF DOLLARS)
Algoma’s contractual obligations and their payment due dates are as follows:

Contractual Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Long-Term Debt	$164	$–	$–	$32	$132
Operating Leases	3	2	1	–	–
Purchase Obligations (1)	2,746	393	518	368	1,467
Other Long-Term Obligations	19	–	1 2	1	6

(1) Purchase obligations of future years have been estimated based on prices and exchange rates in effect on December 31, 2003.

DERIVATIVE FINANCIAL INSTRUMENTS
To manage risks associated with future variability in cash flows attributable to certain commodity purchases, Algoma utilizes natural gas and electricity swap contracts. Algoma designates its natural gas and electricity hedge agreements as hedges of the underlying expense. The related expense is adjusted to include the payments made or received under the swaps. Unrealized gains and losses on the swaps are not recognized until realized.

At December 31, 2003, the aggregate notional amount of the natural gas swaps outstanding was approximately 4.3 million MMBtus expiring at various dates through to October 31, 2004. Algoma pays a fixed average price of $6.30 per MMBtu and receives afloating average price per MMBtu based on the settlement price per MMBtu for the NYMEX Henry Hub Natural Gas futures contract.

At December 31, 2003, the aggregate notional amount of the electricity swap was 120,600 Megawatt hours expiring on November 30, 2004. Algoma pays a fixed average price of $48.50 per Megawatt hour and receives a floating average price per Megawatt hour based on the hourly Ontario energy price.

The fair value of these financial instruments at December 31, 2003 was $4 million.

Algoma did not utilize any commodity swap contracts in the year 2002.

24 \ Algoma Annual Report 2003

PENSION FUNDS
Total pension funding for 2003 was $30 million compared to $26 million in 2002 ($24 million in the post re-organization period). The accrued pension liability reported in the financial statements at December 31, 2003 was $105 million compared to $106 million at December 31, 2002.

The market value of pension fund assets reported in the financial statements at December 31, 2003 was $341 million, compared to $306 million at December 31, 2002. The benefit obligation reported in the financial statements at December 31, 2003 was $512 million compared to $445 million at December 31, 2002. The annual measurement date of the plans is November 30.

The accounting treatment and funding of Algoma’s pension plans are based on a number of assumptions, including that the assets in the plans will have annual returns of approximately 6.75%. To the extent these assumptions are not realized, Algoma’s pension expense and cash funding could increase. For further information on pension matters, see note 10 to the 2003 consolidated financial statements.

As part of the financial reorganization in 2002, Algoma restructured its existing pension plans. A portion of the assets and obligations from the existing plans was transferred to new pension plans that cover all employees retiring after January 1, 2002. The responsibility for the remaining assets and obligations of the existing pension plans, to certain benefit limits, was assumed by the Ontario Pension Benefit Guarantee Fund. Pension benefits in excess of these limits are provided by Algoma in a separate plan.

TRADE
In October 2003, the Government of Canada announced that they would not implement remedies relating to the Canadian Steel Safeguard despite the finding (more than a year earlier) of injury by the Canadian International Trade Tribunal (CITT) in respect of several steel products. At the time of the announcement, Canada was the only NAFTA partner without tariff remedies covering steel products. Since the announcement by the Canadian Government, both the United States and Mexico have removed their remedies.

On January 9, 2004, the CITT determined that certain hot-rolled carbon steel plate and high-strength low-alloy steel plate originating in or exported from Bulgaria, the Czech Republic and Romania have caused material injury to the domestic industry. As a result of the injury finding, dumping duty may be applied to imports from these countries. The Company is pleased with this decision by the CITT.

During 2004, anti dumping findings in place covering plate, hot-rolled sheet and cold-rolled sheet from a number of countries are scheduled to expire. At the request of the Canadian producers, the CITT has initiated reviews of all three findings. The plate review will be completed by mid May 2004, the hot-rolled review by the end of June 2004 and the cold-rolled review by late August 2004.

Algoma will continue to monitor imports and defend our markets against imports that are unfairly traded.

RISK AND UNCERTAINTIES
Highly Competitive Nature and Excess Production Capacity of the Global Steel Industry
Algoma competes with numerous foreign and domestic steel producers. Some of its competitors have greater financial and capital resources than Algoma does, and continue to invest heavily to achieve increased production efficiencies, increased capacity and improved product quality. Algoma primarily competes with other steel producers based on the delivered price of finished products to Algoma’s customers. Algoma’s labour, raw material and energy costs are higher than those of many foreign producers. Although freight costs for steel can often make it uneconomic for distant steel producers to compete with the Company, to the extent that they have lower cost of sales, such as lower labour, raw material or energy costs, or are government subsidized, they may be able to successfully compete. Although the Company is continually striving to improve its operating costs, it may not be successful in achieving labour, raw material and energy cost improvements or gaining operating efficiencies that may be necessary to remain competitive.

The North American steel industry has historically faced significant competition from foreign steel producers. Some non-market economy foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevailing market conditions. In addition, foreign steel producers may be subject to less restrictive regulatory and environmental regimes that could provide a cost advantage relative to North American producers.

Algoma Annual Report 2003 \  25

Continued negative worldwide economic conditions or an economic downturn which affects demand for the Company’s products or an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies could all increase imports. It therefore is possible that more unfairly priced imports could enter into the North American market at a future date, resulting in further price erosion, which would adversely affect the Company’s ability to compete, its revenue and its profitability.

The domestic steel industry has experienced lengthy periods of difficult markets due to increased foreign imports. Due to unfavourable foreign economic conditions, excess foreign capacity and a strong Canadian and U.S. dollar, imports of steel products to the U.S. and Canadian markets have reached high levels and, in some cases, have been sold at prices below their combined production and export costs. From 1995 to 2003, U.S. steel industry production capacity utilization levels ranged from a high of 93.3% in 1995 to a low of 79.2% in 2001 and were approximately 81% in 2003. In recent years, a number of North American flat rolled steel facilities that had been closed or idled have become operational again, restoring additional supply into these markets. This additional capacity has resulted in more competitive product pricing and tends to increase pressure on industry profit margins.

On January 29, 2004, Stelco Inc., Canada’s largest steel company, applied for protection under the Companies’ Creditors Arrangement Act. In addition, since the beginning of 1997 over 35 U.S. steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code. Many of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and obtaining concessions from their labour unions and suppliers. Some companies have even expanded and modernized during these reorganizations. Upon emerging from reorganization, these companies, or new entities that purchased their facilities through this process, have been relieved of many obligations, including environmental, employee, and retiree benefit and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate with lower costs than Algoma. Stelco Inc. may emerge from a court-supervised restructuring with some or all of these advantages.

Cyclicality of the North American Steel Industry
The North American steel industry is cyclical in nature and sensitive to general economic conditions. The financial condition and results of operation of companies in the steel industry are generally affected by macroeconomic fluctuations in the Canadian, United States and global economies. Due mainly to its product mix, Algoma has a higher exposure to spot markets than most of its North American competitors and is, therefore, subject to more volatility in its selling prices. In addition, steel prices are sensitive to trends in cyclical industries such as the North American automotive, construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products. In addition, many of its customers are affected by North American and worldwide economic downturns, which have resulted, and may in the future result, in defaults in the payment of accounts receivable owing to the Company and reduced sales levels.

There was a substantial increase in steel imports to North America commencing in 1997 resulting in downward pressure on steel prices through 2003. Steel imports into the U.S. declined by 30% in 2003 but the same decline did not occur with imports into Canada. Approximately 40% of the Canadian market was serviced by imports in 2003, which was similar to the average for the previous six years. Imports from the rest of the world were down in 2003, offset by an increase in imports from the U.S. Although demand is currently strong for the Company’s products, there can be no assurance that a high level of imports will not continue in the future causing deterioration in prices and demand for its products.

Market conditions for steel products in the North American market have fluctuated over the years. Events or conditions having an adverse effect on the steel industry in general or on Algoma’s markets in particular could have a material adverse effect on the Company’s financial condition or results of operations. Future economic downturns, a stagnant economy or currency fluctuations, such as a further strengthening of the Canadian dollar, which would lead to a decrease in the cost of imported products, may adversely affect Algoma’s business, results of operations and financial condition.

Low Priced Imports and Trade Regulation
The Company’s business has historically been affected by both Canadian and United States trade legislation intended to limit “dumping”, a practice employed by certain foreign competitors that have sold steel into the United States or Canadian markets at prices below their costs or below prices prevailing in their own domestic markets. Such practices may result in injury to companies producing goods in Canada or the U.S. in the form of suppressed prices, lost sales, lower profits and reductions in production, employment levels and

26 \ Algoma Annual Report 2003

the ability to raise capital. Although in a number of cases Canadian trade laws have been successfully employed in the past, they may be inadequate to prevent future unfair import pricing practices which individually or collectively could materially adversely affect the Company. If current and future trade cases do not provide relief from such trade practices, relevant Canadian trade laws are weakened, world demand for steel decreases or the United States or Canadian dollars strengthen against foreign currencies, an increase in the market share of imports into Canada may occur, which could have a material adverse effect on the Company. Moreover, trade regulations in other countries, particularly the United States, could materially adversely affect Algoma to the extent that they reduce or eliminate Algoma’s access to certain steel markets. There can be no assurances that the Company will be able to compete effectively in the future.

A change in the situation in China could have a significant impact on steel markets in the rest of the world. China is presently increasing steel producing capacity by millions of tons every year. They are also importing large volumes of finished steel and raw materials. China’s imports of raw materials are driving up prices in the rest of the world, particularly for iron ore and scrap. Chinese demand for vessels to import raw materials and export finished products is also causing a shortage of vessels for other purposes and is increasing ocean freight rates to unprecedented levels. Although this situation may be favourable to the Company at the present time, as it is driving up the price of steel products in North America, it may change in the future. As the Chinese supply of steel is brought into balance with the demand, countries presently exporting large volumes to China will be searching for alternative markets. Since Canada and the U.S. are the largest “open market” in the world, imports from these other countries could impact the North American market resulting in a loss of sales volume, price and profitability for the Company.

Currency Fluctuations
The prices for steel products sold in Canada are derived mainly from price levels in the U.S. market in U.S. dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger Canadian dollar relative to the U.S. dollar reduces the Company’s Canadian dollar selling prices for sales into both Canada and the U.S. market.

Increases in the value of the Canadian dollar relative to the U.S. dollar make Canadian steel products and Canadian customers less competitive in U.S. markets and also encourage imports from the U.S. Therefore, a significant increase in the value of the Canadian dollar could materially and adversely affect Algoma’s results of operations and financial condition. Algoma considers its currency hedging strategy from time to time, and currently has no hedging contracts in place.

Increases in the value of the Canadian dollar relative to the home currencies of global steel producers would also increase the probability of increased imports.

Variability of Financial Results
Algoma’s financial results may fluctuate substantially, not only due to the cyclicality of the steel industry and fluctuations in foreign exchange rates, but also due to other factors such as Algoma’s higher exposure to spot markets than most of its North American competitors, specific product competition, operating performance, uncontrollable increases in prices of raw materials and energy and difficulties or delays in capital projects. Algoma experienced a period of low selling prices for its steel products during the first nine months of 2003. Although selling prices improved in the fourth quarter of 2003 and there have been further announced increases to date for 2004, no assurance can be given that these improvements will be sustained in the future.

Substantial Capital Investment, Capital Commitments and Maintenance Expenditures Required
The Company’s operations are capital intensive. Algoma expects to be required to make ongoing significant capital expenditures in an effort to achieve and maintain competitive levels of capacity, cost, productivity and product quality. Total capital expenditures were $22.4 million, $25.9 million and $36.8 million for the years ended December 31, 2001, 2002 and 2003, respectively. Capital expenditures at these low levels cannot be sustained indefinitely. Capital expenditures in 2004 are expected to be approximately $63.0 million.

The most significant capital project facing the Company is the #7 Blast Furnace reline currently scheduled for 2010 at an estimated cost of $120 million. In addition to the capital expenditure for the reline, there is a substantial operating cost penalty during the reline related to lower production volume and the need for purchased slabs. The timing and cost of the #7 Blast Furnace reline is critical to the Company and there is a risk that a complete reline could be required prior to 2010. The Company has estimated that an additional expenditure of approximately $52 million will be required between 2004 and 2010 to support the blast furnace operation until the planned reline in 2010.

Algoma Annual Report 2003 \ 27

Algoma’s business may not generate sufficient operating cash flow and external financing sources may not be available in an amount suffi-cient to enable it to make anticipated capital expenditures, service or refinance its indebtedness or fund other liquidity needs.

Underfunding of Pension Plans
The Company had an unfunded pension liability of $171 million as at December 31, 2003, based on an actuarial estimate for financial reporting. On a statutory funding basis the unfunded liability is estimated at $227 million as at December 31, 2003. Employer contributions in 2003 were $30 million. Based on current interest rates and projected investment returns the Company expects that effective September 2004 annual funding will increase to approximately $50 million, subject to annual adjustments thereafter. A significant portion of the estimated increased funding is expected to be a payment towards the reduction of the unfunded liabilities. The unfunded liability could increase due to changes to the collective bargaining agreements, decline in interest rates, investment returns at less than the actuarial assumptions, or changes to the governmental regulations governing funding and other factors. The Company could be adversely affected by the resulting increases in annual funding obligations.

Post-Employment Benefits
The Company provides certain post-employment benefits to its retirees. These benefits include drug, life insurance and hospitalization coverage. The Company does not prefund these obligations. At December 31, 2003, the liability for these obligations was $243 million. The cash paid in 2003 to fund these benefits was $12 million. The Company’s obligation for these benefits could increase in the future due to a number of factors including changes in interest rates, changes to the collective bargaining agreements, increasing costs for these benefits, particularly drugs, and any transfer of costs currently borne by government to the Company.

Adverse Impact of the Company’s Level of Indebtedness
The Company has significant debt obligations. If the Company is unable to meet its debt obligations, it may need to consider refinancing or adopting alternative strategies to reduce or delay expenditure, selling assets or seeking additional equity capital.

Algoma’s high degree of leverage could have important consequences for shareholders, including the following:

■
it may limit Algoma’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

■
a substantial portion of Algoma’s cash flows from operations must be dedicated to the payment of interest on Algoma’s indebtedness and is not available for other purposes, including its operations, capital expenditures and future business opportunities; principal repayments on the 11% Notes are scheduled at U.S.$12.5 million in each of 2007 and 2008 with the remaining U.S.$100 million due in 2009;

■	borrowings under the loan agreement with the banking syndicate are at variable rates of interest, exposing Algoma to the risk of increased interest rates;
■	it may limit Algoma’s ability to adjust to changing market conditions and place it at a competitive disadvantage compared to its competitors that have less debt; and
■	the Company may be vulnerable in a downturn in general economic conditions or in its business, or it may be unable to carry out capital spending that is important to its growth.

Recent Insolvencies
In February 1991, the predecessor company to Algoma became insolvent and sought protection under the Companies Creditors Arrangement Act (the “CCAA”). In April 2001, the Company filed for protection under the CCAA. On January 29, 2002, Algoma emerged from court protection pursuant to a plan of arrangement and reorganization.

Supply of Raw Materials and Energy Costs
Algoma’s operations require substantial amounts of raw materials and energy including coal, iron ore, scrap, natural gas, electricity and other inputs. The price and availability of such raw materials and inputs are subject to market forces and, in some cases, government regulations and accordingly, are subject to change. The cost of several key inputs, including iron ore, scrap and coal, is expected to

28 \ Algoma Annual Report 2003

increase in 2004 due to strong steel markets and an economic recovery. Algoma’s results of operations could be adversely affected by supply interruptions or further increases in the cost of materials. Algoma’s iron ore, coal and scrap costs would be adversely affected by a decrease in the relative value of the Canadian dollar. There can be no assurance that adequate supplies of oxygen, electricity, natural gas, coal or iron ore will be available in the future or that future increases in the cost of such materials will not adversely affect Algoma’s operations.

Financial Restrictions
The trust indenture in respect of Algoma’s 11% secured notes and 1% convertible secured notes, its loan agreement and other agreements governing Algoma’s indebtedness contain provisions that limit its ability to pay dividends or make other restricted payments or investments; incur additional indebtedness; create liens on assets; merge, consolidate or sell all or substantially all of its assets; and create restrictions on dividends or other payments by restricted subsidiaries. In addition, Algoma’s revolving credit facility contains restrictive covenants that require Algoma to maintain a minimum unused availability of $25 million and to maintain financial ratios when unused availability is below $50 million, including minimum levels of cash flow to total debt service and maximum annual capital expenditure levels. Algoma’s ability to comply with these restrictions may be affected by events beyond its control. Algoma may not achieve operating results that will permit it to meet these restrictive covenants or may need to take business actions prohibited by these covenants. These covenants may also limit Algoma’s ability to obtain additional or more favourable financing. In addition, substantially all of Algoma’s assets have been pledged to secure its revolving credit facility and the 11% and 1% notes.

Technology and Competition
There is ongoing research and technological developments with respect to the various processes associated with steel production which have the potential to reduce costs and improve quality. It is possible that certain developments could substantially impair the Company’s competitive position if other companies implement new technology and the Company does not or cannot.

Labour Matters
Algoma has approximately 2,900 employees, of which approximately 2,800, representing 97% of the Company’s employees, are represented by two locals of the United Steelworkers of America under two collective bargaining agreements. The collective agreements expire July 31, 2004. Algoma may be unable to successfully negotiate new collective bargaining agreements without any labour disruption. The Company is currently obligated to pay the employees $10 million on each of June 30, 2004 and June 30, 2005 with respect to the collective bargaining agreements signed in January, 2002.

Algoma’s customers, or companies upon which Algoma are dependent for raw materials, transportation, or other services, could also be affected by labour difficulties. Any such activities, disruptions or difficulties could result in a significant loss of production and sales and have a material adverse effect on Algoma’s financial condition or results of operations.

Environmental Matters
Algoma’s operations are required to comply with an evolving body of environmental laws concerned with, among other things, emissions into the air, discharges to surface and ground water, the investigation and remediation of contaminated property, noise control, waste management and disposal, mine closure and rehabilitation and the generation, handling, storage, transportation, presence and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial or municipal jurisdictions. Algoma’s Environment, Health and Safety Department regularly reviews the Company’s operating practices to monitor compliance with Algoma’s environmental policies and legal requirements.

In the United States and Canada, certain environmental laws and regulations impose joint and several liability on certain classes of persons for the costs of investigation and remediation of contaminated properties. Liability may attach regardless of fault or the legality of the original management or disposal of the substance or waste. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require investigation and remediation. Algoma could be liable for the costs of such investigations and remediation. Costs for any remediation of contamination, on or off site, whether known or not yet discovered, or to address other issues relating to waste disposal, mine closure (whether related to its former iron ore mine in Wawa or former mining properties located elsewhere that will need to be closed, investigated, remediated and/or monitored), emissions into the air (including noise control) or water or the storage of materials, could be substantial and could have a material adverse effect on Algoma’s results of operations.

Algoma Annual Report 2003 \ 29

The Company is required to file a mine closure plan representing its former iron ore mine in Wawa by December 31, 2006. At that time the Company expects to be required to provide financial assurance to the Province of Ontario in respect of ongoing maintenance and further capital required at the mine site. The annual ongoing maintenance expenses are estimated at $400,000. Total capital expenditures, currently estimated at $6 million, are expected to commence in 2010. No assurance can be given that current estimates for ongoing maintenance and capital expenditures are accurate. The form or amount of financial assurance required by the Province will not be determined until the filing of the mine closure plan in December 2006.

Pursuant to a Certificate of Approval dated May 24, 2003, the Company is required to install by 2010 certain equipment in the No. 7 Blast Furnace to reduce casthouse emissions. The cost of this equipment and its installation is currently estimated at $20 million. No assurance can be given that the actual cost of the equipment and its installation will not exceed the Company’s current estimate.

Algoma’s operations are required to have governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect the operations of Algoma and may subject Algoma to penalties. In addition, if environmental laws are amended or are interpreted or enforced differently, or if new environmental legislation is enacted, Algoma may be required to obtain additional operating permits or approvals and incur additional costs. There can be no assurance that Algoma will be able to meet all applicable regulatory requirements. In addition, Algoma may be subject to fines, penalties or other liabilities arising from its actions or admissions that may be imposed under environmental laws, including as a result of actions or other proceedings commenced by third parties, such as neighbours or government regulators. No assurance can be given that unforeseen changes, such as new laws (for example, currently proposed legislation requiring the elimination of PCB containing equipment) or stricter enforcement policies, or an unexpected incident at one of Algoma’s properties or operations, will not have a material adverse effect on the business, financial condition or results of operations of Algoma.

Competition of Products with Other Materials
In the case of certain product applications, steel competes with a number of other materials such as plastic, aluminum, and composite materials. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to steel or other changes in the industries for these competitive materials could cause net sales to decline.

Unexpected Equipment Failures
Algoma’s manufacturing processes are dependent upon critical steelmaking equipment, such as furnaces, continuous casters, rolling mills, and electrical equipment (such as transformers), and this equipment may incur downtime as a result of unanticipated failures. The Company has experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations for the affected period. No assurance can be given that a significant shutdown will not occur in the future or that such a shutdown will not have a material adverse effect on the business, financial condition or results of operations of the Company. In addition, an unexpected failure in the Company’s computer system may have the same result.

Dependence on Senior Management
Algoma’s operations and prospects depend in large part on the performance of Algoma’s senior management team. The Company cannot assure that such individuals will remain as employees. In addition, Algoma can make no assurance that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of senior management or difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on Algoma’s business, financial condition and results of operations.

Insurance
To date, Algoma has been able to obtain liability insurance for the operation of its business. However, there can be no assurance that Algoma’s existing liability insurance will be adequate or that it will be able to be maintained or that all possible claims that may be asserted against Algoma will be covered by insurance.

30 \ Algoma Annual Report 2003

Future Capital Requirements
The Company may need to raise additional funds in the future in order to take advantage of growth opportunities or to respond to competitive pressures. There can be no assurance that additional financing will be available on terms acceptable to the Company. If adequate funds are not available or are not available on acceptable terms, the Company may be adversely affected.

Tax Loss Carryforwards
The Company’s income tax loss carryforwards were reduced by approximately $180 million under the financial reorganization as a result of debts being discharged for less than their principal amount. Federal and Ontario non-capital loss carryforwards at December 31, 2003 are estimated to be $76 million and $195 million respectively, the benefit of which has not been recognized in the 2003 audited consolidated financial statements of the Company. Algoma’s estimate of non-capital loss carryforwards has not been reviewed by the Canada Revenue Agency (or any successor agency) and could be reduced.

Effect of Potential Future Acquisitions
Algoma believes that there continues to be significant opportunity for future growth through selective acquisitions given the pace of consolidation in the steel industry and the increasing trend of its customers to focus on fewer key suppliers. As a result, Algoma intends to continue to apply a selective and disciplined acquisition strategy. Possible future acquisitions will likely involve a number of risks.

Future acquisitions may be required for the Company to remain competitive, but there can be no assurance it can complete any such transactions on favourable terms or that it can obtain financing, if necessary, for such transactions on favourable terms. In addition, there can be no assurance that future transactions will improve the Company’s competitive position and business prospects as anticipated; if they do not, its results of operations may be adversely affected.

OUTLOOK
Steel markets in North America in early 2004 are very strong due to the strength of global markets and particularly China, a weaker U.S. dollar combined with an increase in ocean freight rates which discourages imports, and a general recovery in the manufacturing sector. Significant price increases have been announced for the first quarter and the outlook for the first half of 2004 is positive. The benefit of higher prices is expected to be partially offset by higher costs for sourcing of raw materials.

Algoma Annual Report 2003 \ 31

Auditors’ Report

TO THE SHAREHOLDERS OF ALGOMA STEEL INC.
We have audited the consolidated balance sheets of Algoma Steel Inc. as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for the year ended December 31, 2003, the eleven months ended December 31, 2002, one month ended January 31, 2002 and year ended December 31, 2001. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003, eleven months ended December 31, 2002, one month ended January 31, 2002 and year ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 23, 2004 [except note 24, which is as of February 6, 2004]

Comments by Auditors for U.S. Readers on
Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated January 23, 2004 [except note 24, which is as of February 6, 2004] is expressed in accordance with Canadian reporting standards that do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 23, 2004 [except note 24, which is as of February 6, 2004]

32 \ Algoma Annual Report 2003

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Algoma Steel Inc. (“Algoma”) have been prepared in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These statements include certain amounts based on management’s estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with that in the financial statements.

The integrity and reliability of Algoma’s reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and an appropriate division of responsibilities. These systems are designed to provide reasonable assurance that the financial information is reliable and accurate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and meets periodically with management and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Following its review of the financial statements and discussions with the auditors, the Audit Committee reports to the Board of Directors prior to its approval of the financial statements. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by Ernst & Young LLP, in accordance with generally accepted auditing standards.

D. Turcotte	G. Manchester
President and CEO	Vice President, Finance and CFO

Sault Ste. Marie, Ontario
January 23, 2004

Algoma Annual Report 2003 \ 33

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

			Pre-reorganization
		Eleven	One
	Year ended	months ended	month ended	Year ended
	December 31	December 31	January 31	December 31
(Canadian $ millions)	2003	2002	2002	2001

		(Restated – note 3)
Sales	$1,138	$1,080	$88	$961

Operating expenses
Cost of sales	1,024	916	90	1,010
Administrative and selling	46	36	3	38
Amortization	55	52	6	70

	1,125	1,004	99	1,118

Income (loss) from operations	13	76	(11)	(157)
Financial expense (income)
Interest on long-term debt (note 9)	20	20	–	16
Foreign exchange loss (gain)	(40)	–	(2)	33
Other interest	6	11	7	69

	(14)	31	5	118

Income (loss) before the following	27	45	(16)	(275)
Gain on demutualization of insurance provider (note 21)	–	–	–	19
Loss on disposal of joint venture interest (note 19)	–	–	(7)	–
Reorganization expenses (note 15)	–	–	(3)	(51)

Income (loss) before income taxes	27	45	(26)	(307)
Provision for income taxes (note 14)	18	28	–	56

Net income (loss)	$9	$17	$(26)	$(363)

Net income (loss) per common share (note 11)
Basic	$0.33	$0.72	$(0.49)	$(6.77)

Diluted	$0.27	$0.56	$(0.49)	$(6.77)

Retained earnings (deficit)
Balance, beginning of period	$16	$–	$(264)	$99
Net income (loss)	9	17	(26)	(363)
Accretion of equity component of convertible long-term debt	(1)	(1)	–	–
Fresh start adjustment (note 1)	–	–	290	–

Balance, end of period	$24	$16	$–	$(264)

See accompanying notes.

34 \ Algoma Annual Report 2003

Consolidated Balance Sheets

	December 31	December 31
(Canadian $ millions)	2003	2002

		(Restated – note 3)
Assets
Current
Accounts receivable (notes 17 and 23(c))	$134	$154
Inventories (note 4)	211	270
Prepaid expenses (note 16)	10	21
Capital assets held for sale (note 6)	12	–

	367	445

Capital assets, net (note 5)	653	685
Capital assets held for sale (note 6)	2	–
Deferred charges, net	4	2

	$1,026	$1,132

Liabilities and Shareholders’ equity
Current
Bank indebtedness (note 8)	$20	$89
Accounts payable and accrued liabilities (note 7)	91	87
Accrued interest on long-term debt (note 9(a))	9	20
Income and other taxes payable	8	4
Accrued pension liability and post-employment benefit obligation (note 10)	29	29
Current portion of term loan (note 8)	–	29

	157	258

Long-term debt (note 9)	164	201
Accrued pension liability (note 10)	88	88
Accrued post-employment benefit obligation (note 10)	228	223
Other long-term liabilities (note 20)	19	17

	499	529

Contingencies and commitments (notes 16 and 19)

Shareholders’ equity
Capital stock (notes 11 and 12)	215	214
Convertible long-term debt (note 9)	19	19
Contributed surplus (note 13)	112	96
Retained earnings	24	16

	370	345

	$1,026	$1,132

See accompanying notes.

On behalf of the Board:

Benjamin Duster	Patrick Lavelle
Director	Director

Algoma Annual Report 2003 \ 35

Consolidated Statements of Cash Flows

			Pre-reorganization
		Eleven	One
	Year ended	months ended	month ended	Year ended
	December 31	December 31	January 31	December 31
(Canadian $ millions)	2003	2002	2002	2001

		(Restated – note 3)
Operating activities
Net income (loss)	$9	$17	$(26)	$(363)
Adjustments and items not affecting cash
Amortization	55	52	6	70
Future income tax expense (note 14)	16	26	–	54
Pension and other post-employment benefit expense in excess of payments (note 10)	5	1	–	6
Foreign exchange loss (gain) on long-term debt and accrued interest	(39)	(1)	(2)	31
Deferred interest on long-term debt (note 9(a))	9	20	–	–
Cost savings repayment due in future years (note 20)	10	10	–	–
Loss on disposal of joint venture interest (note 19)	–	–	7	–
Reorganization expenses (note 15)	–	–	–	37
Other	2	2	(3)	2

	67	127	(18)	(163)
Changes in operating working capital components affecting cash (note 18)	88	(102)	49	144

	155	25	31	(19)

Investing activities
Capital asset additions, net of proceeds	(37)	(25)	(1)	(22)

Financing activities
Proceeds from (repayment of) term loan	(29)	(21)	50	–
Payment of deferred interest on long-term debt (note 9(a))	(17)	–	–	–
Increase in other long-term liabilities (note 20)	2	–	–	–
Financing expense	(5)	–	–	–
Increase (decrease) in bank indebtedness	(69)	21	(80)	41

	(118)	–	(30)	41

Cash
Change during period	–	–	–	–
Balance, beginning of period	–	–	–	–

Balance, end of period	$–	$–	$–	$–

Supplemental information
Income taxes paid	$–	$–	$–	$–

Interest paid	$30	$10	$–	$48

See accompanying notes.

36 \ Algoma Annual Report 2003

Notes to Consolidated Financial Statements
(in Canadian $ millions, except as noted)

Note 1 Financial Reorganization and Basis of Presentation

FINANCIAL REORGANIZATION
After emerging from protection under the Companies’ Creditors Arrangement Act (“CCAA”) on January 29, 2002, Algoma Steel Inc. (the “Corporation”) implemented a financial reorganization. The Corporation accounted for the reorganization using the principles of fresh start accounting as required under Canadian generally accepted accounting principles (“GAAP”). For accounting purposes the Corporation used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values. In order to establish the fresh start balance sheet, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. The Corporation’s previous Board of Directors passed a resolution setting the stated capital of the new common shares issued under the reorganization at $10 per share based upon the calculated equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations. The fair values of the pension and post-employment obligations were determined by an independent actuary. The revaluation adjustment of $441 million and the deficit of $290 million were reclassified as contributed surplus, resulting in a net increase of $151 million.

BASIS OF PRESENTATION
The consolidated financial statements have been prepared on a “going concern” basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that would be necessary if the “going concern” assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

Comparative financial information for periods prior to January 31, 2002 are required under securities legislation and may be of limited interest to readers of these consolidated financial statements. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting.

Certain items in the December 31, 2002 consolidated financial statements have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

Note 2 Summary of Significant Accounting Policies

The Corporation’s significant accounting policies comply, in all material respects, with those generally accepted in the United States, except as described in note 23. Significant accounting policies are summarized below:

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Corporation, its subsidiaries and, for comparative periods prior to January 1, 2002, its proportionate share of the operating results and cash flows from its joint venture interest in the Tilden Mining Company L.C. (note 19).

REVENUE RECOGNITION
Revenue is recognized on the sale of manufactured products when legal title passes to the customer, which generally occurs at the time of shipment.

Algoma Annual Report 2003 \ 37

INVENTORIES
Inventories are valued at the lower of average cost and market value. Market value is defined as net realizable value. Average cost is comprised of direct costs and an allocation of production overheads for finished goods and work in process.

CAPITAL ASSETS
Capital assets are recorded at their historical cost. For purposes of implementing fresh start accounting on January 31, 2002 (note 1), capital assets were valued at their estimated fair value of $712 million. Interest incurred in connection with the construction of major new facilities is capitalized until the asset is ready for its intended use.

Amortization is calculated using the straight-line method based on an estimated life of 20 years, except for the following. Major new facilities are amortized using a unit of production basis until a commercial level of production is reasonably sustained and using the straight-line method thereafter. Amortization on the Direct Strip Production Complex is calculated using the straight-line method commencing July 1, 1999. The cost of mill rolls is amortized using the straight-line method over their estimated lives while the cost of relining the blast furnace is amortized over its estimated life on a unit of production basis.

INCOME TAXES
The Corporation follows the liability method of income tax allocation. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FINANCING COSTS
Financing costs associated with the issue of debt and entering into debt facilities are deferred and amortized on a straight-line basis over the term of the debt or debt facility as a component of interest expense. Financing costs related to equity issues are accounted for as a reduction of capital stock.

TRANSLATION OF FOREIGN CURRENCIES
Foreign currency monetary assets and liabilities of domestic operations and integrated U.S. subsidiaries are translated at year-end exchange rates. All non-monetary assets and liabilities are translated using historical rates. Revenue and expenses are translated using average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at historical rates. All gains and losses resulting from foreign currency translation are included in the determination of net income (loss) as incurred.

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS
The cost of pension benefits earned by employees is determined using the projected benefit method pro-rated on service. Adjustments arising from plan amendments, experience gains and losses and changes in assumptions are amortized on a straight-line basis over the expected average remaining service lives of active employees. Values of the pension fund assets are based on market values. Pension benefit obligations are determined by independent actuaries using funding assumptions in accordance with relevant legislation. The annual measurement date of the plans is November 30.

The Corporation also provides for other post-employment benefits upon retirement for employees and their dependants. The cost of these benefits is accrued over the service lives of the employees based on actuarial estimates.

EARNINGS PER SHARE
Basic earnings per share is determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by applying the treasury stock method to outstanding stock options and the “if-converted” method to outstanding convertible debentures and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

38 \ Algoma Annual Report 2003

ENVIRONMENTAL COSTS
For environmental liabilities that can be estimated, the Corporation accrues based upon the Corporation’s best estimate of the costs to be incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of the Corporation’s long-term debt is based on current market prices. The fair value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income and other taxes payable and the term loan approximates carrying value due to the short-term nature of these instruments.

DERIVATIVE FINANCIAL INSTRUMENTS
To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Corporation uses natural gas and electricity swap contracts with maturities of twelve months or less. The Corporation does not utilize derivative financial instruments for trading or speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The Corporation designates its natural gas and electricity swap contracts as hedges of the underlying expense. The related expense is adjusted to include the payments made or received under the swap contracts. Unrealized gains and losses on the swap contracts are not recognized until realized.

STOCK-BASED COMPENSATION PLANS
At December 31, 2003, the Corporation has three stock-based compensation plans as described in note 12. The Corporation accounts for its grants under those plans in accordance with the fair value based method of accounting for stock-based compensation.

Note 3 Accounting Change

As at and for the eleven months ending December 31, 2002, the Corporation recognized the benefit of tax assets that arose prior to the financial reorganization as a reduction of the provision for income taxes. Canadian GAAP requires that the benefit be treated as an adjustment to contributed surplus. Accordingly, the Corporation has restated the 2002 amounts by increasing the provision for income taxes and contributed surplus by $26 million. Further, the basic and diluted earnings per common share are reduced from $1.89 to $0.72 and $1.42 to $0.56, respectively for the eleven months ending December 31, 2002. This adjustment has no effect on cash or ending shareholders’ equity.

Note 4 Inventories

	December 31	December 31
	2003	2002

Raw materials and supplies	$104	$123
Work in process	43	72
Finished products	64	75

	$211	$270

Algoma Annual Report 2003 \ 39

Note 5 Capital Assets

	December 31	December 31
	2003	2002

Land	$3	$6
Manufacturing plant and equipment	721	711
Construction in progress	32	19

	756	736
Accumulated amortization	103	51

	$653	$685

Note 6 Capital Assets Held for Sale

The Corporation has signed an agreement of purchase and sale dated September 2, 2003 for the sale of an unused manufacturing facility. The net realizable value from the sale is expected to approximate $12 million, which is the book value of the assets.

The Corporation is also in negotiations to sell some excess land. The net realizable value from the sale is expected to approximate $2 million, which is the book value of the land.

Both sales are expected to be completed in the first quarter of 2004.

Note 7 Accounts Payable and Accrued Liabilities

	December 31	December 31
	2003	2002

Trade payables	$31	$33
Accrued liabilities	16	24
Wages and employee deductions payable	22	12
Accrued vacation pay	22	18

	$91	$87

Note 8 Banking Facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement (“Agreement”). The Agreement expires on September 3, 2007 and provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves.

At December 31, 2003 there was $125 million of unused availability under the Revolving Facility after taking into account $34 million of outstanding letters of credit (December 31, 2002 – $68 million of unused availability with $26 million of outstanding letters of credit under the previous banking agreement). The Revolving Facility is collateralized by a first charge on accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 1.0% and 1.75% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation’s option, at rates fluctuating between 2.0% and 2.75% over bankers’ acceptance rate or London interbank offering rate (“LIBOR”).

The amount owing on the previous Term Facility at December 31, 2002 of $29 million was repaid during the year ended December 31, 2003.

Under the terms of the Agreement, the Corporation is required to be in compliance with various restrictive covenants.

40 \ Algoma Annual Report 2003

Note 9 Long-Term Debt

	December 31	December 31
	2003	2002

11% Notes maturing December 31, 2009, principal value
U.S. $125 million (December 31, 2002 – U.S. $125 million) (a)	$162	$197
1% convertible Notes maturing December 31, 2030, principal value
U.S. $37.9 million (December 31, 2002 – U.S. $38.6 million) (b)	2	4

	164	201
Less: current portion	–	–

	$164	$201

(a)
The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. A mandatory annual redemption of U.S. $12.5 million is required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 was paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. The 11% Notes are collateralized by a first charge on capital assets and a second charge on other assets. The fair market value of the Notes at December 31, 2003 was approximately $169 million (U.S. $131 million) based upon the quoted market price (December 31, 2002 – $144 million (U.S. $91 million)).

(b)
The collateral, interest accrual and payment terms are the same as for the 11% Notes. The 1% Notes are convertible into common shares at the holders’ option at a conversion price per share of $10 (“Conversion Price”). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60. As required by Canadian GAAP, the 1% convertible Notes are separated into debt and equity components in the consolidated balance sheets. The present value of the interest payments up to and including 2009 are presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts were determined using an 11% discount rate. The fair market value of the 1% Notes at December 31, 2003 was approximately $34 million (U.S. $27 million) based upon the quoted market price (December 31, 2002 – $21 million (U.S. $14 million)).

During the year ended December 31, 2003, U.S. $0.7 million principal value of 1% Notes were converted at the holders’ option into 0.1 million common shares resulting in $0.4 million of the equity component and $0.1 million of the debt component being transferred to share capital.

Note 10 Pension and Other Post-Employment Benefits

The Corporation maintains non-contributory defined benefit pension plans that cover substantially all of its employees. The benefits for salaried and hourly employees are based on years of service and average earnings for a defined period prior to retirement. Each of the pension plans has benefit obligations in excess of plan assets.

As part of the financial reorganization (note 1) the Corporation restructured its existing pension plans. A portion of the assets and obligations from the existing plans was transferred to new pension plans that cover all employees retiring after January 1, 2002. The responsibility for the remaining assets and obligations of the existing pension plans, to certain benefit limits, was assumed by the Ontario Pension Benefit Guarantee Fund. Pension benefits in excess of these limits are provided by the Corporation in a separate plan.

Algoma Annual Report 2003 \ 41

COMPONENTS OF PENSION EXPENSE

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Current service cost	$16	$15	$1	$25
Interest cost	33	28	8	94
Projected return on plan assets	(21)	(21)	(7)	(87)
Recognized net actuarial loss	–	–	–	1
Amortization of actuarial loss (gain)	1	–	–	(1)

Pension expense	$29	$22	$2	$32

CHANGES IN PENSION BENEFIT OBLIGATION

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Benefit obligation at beginning of period	$445	$438	$1,570	$1,388
Current service cost	16	15	1	25
Interest cost	33	28	8	94
Actuarial loss (gain)	38	(20)	–	159
Benefits paid	(20)	(16)	(8)	(96)
Disposition of joint venture interest (note 19)	–	–	(112)	–
Reorganization adjustment (note 1)	–	–	(1,131)	–
Fresh start adjustment (note 1)	–	–	110	–

Benefit obligation at end of period	$512	$445	$438	$1,570

CHANGE IN PENSION PLAN ASSETS

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Market value at beginning of period	$306	$327	$1,018	$1,101
Actual return on plan assets	25	(29)	8	(18)
Employer contributions	30	24	2	31
Benefits paid	(20)	(16)	(8)	(96)
Disposition of joint venture interest (note 19)	–	–	(81)	–
Reorganization adjustment (note 1)	–	–	(612)	–

Market value at end of period	$341	$306	$327	$1,018

42 \ Algoma Annual Report 2003

RECONCILIATION OF FUNDED STATUS

				Pre-
				reorganization
	December 31	December 31	January 31	December 31
	2003	2002	2002	2001

Funded status	$(171)	$(139)	$(111)	$(552)
Unrecognized actuarial loss	63	30	–	267
Employer contributions after measurement date	3	3	–	3
Unrecognized net pension obligation	–	–	–	(2)
Unrecognized prior service costs	–	–	–	6

Accrued pension liability	$(105)	$(106)	$(111)	$(278)

The pension fund assets principally include marketable equity securities and corporate and government debt securities that are selected by professional investment managers.

The significant assumptions used in determining the actuarial present value of the pension benefit obligation were as follows:

			Pre-reorganization
	December 31	December 31	January 31	December 31
	2003	2002	2002	2001

Discount rate	5.75 – 6.75%	7.00%	6.75%	6.50%
Expected return on plan assets	6.75%	6.75%	8.00%	8.00%

In determining the accrued pension liability at December 31, 2003, the annual rate of increase in compensation levels was estimated at 2% for the first year and 4% thereafter (2002 – 2% for the first three years and 4% thereafter).

FUNDING INFORMATION
Total pension funding during the twelve months ended December 31, 2003 was $30 million (2002 – $26 million; 2001 – $31 million).

COMPONENTS OF POST-EMPLOYMENT BENEFIT EXPENSE

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Current service cost	$2	$2	$–	$3
Interest cost	15	14	1	15
Amortization of actuarial loss	–	–	–	1
Amortization of net asset obligation	–	–	–	1

Post-employment benefit expense	$17	$16	$1	$20

A 5.24% weighted average annual rate of increase in the per capita cost of healthcare benefits was assumed for 2003. It was projected that the rates would gradually decrease to 4.5% in 2011 and remain at that level thereafter. Increasing the trend by 1% would change the accumulated benefit obligation at December 31, 2003 by approximately $35 million and the post-employment benefit expense for 2003 by approximately $4 million. Decreasing the trend by 1% would change the accumulated benefit obligation at December 31, 2003 by approximately $29 million and the post-employment benefit expense for 2003 by approximately $1 million.

Algoma Annual Report 2003 \ 43

CHANGE IN POST-EMPLOYMENT BENEFIT OBLIGATION

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Benefit obligation at beginning of period	$231	$228	$256	$206
Current service cost	2	2	–	3
Interest cost	15	14	1	15
Actuarial loss (gain)	6	(4)	–	45
Benefits paid	(11)	(9)	(1)	(13)
Disposition of joint venture interest (note 19)	–	–	(58)	–
Reorganization adjustment (note 1)	–	–	4	–
Fresh start adjustment (note 1)	–	–	26	–

Benefit obligation at end of period	$243	$231	$228	$256

CHANGE IN POST-EMPLOYMENT PLAN ASSETS

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Market value at beginning of period	$–	$–	$11	$10
Employer contributions	–	–	–	1
Disposition of joint venture interest (note 19)	–	–	(11)	–

Market value at end of period	$–	$–	$–	$11

RECONCILIATION OF FUNDED STATUS

				Pre-
				reorganization
	December 31	December 31	January 31	December 31
	2003	2002	2002	2001

Funded status	$(243)	$(231)	$(228)	$(245)
Unrecognized actuarial loss (gain)	2	(4)	–	75
Benefits paid after measurement date	1	1	–	1
Unrecognized net benefit obligation	–	–	–	12

Accrued post-employment benefit obligation	$(240)	$(234)	$(228)	$(157)

The discount rate used in determining the actuarial present value of the post-employment benefit obligation at December 31, 2003 was 6.5% (December 31, 2002 – 7%; January 31, 2002 – 6.75%; December 31, 2001 – 6.75%).

FUNDING INFORMATION
Payments made for other post-employment benefits were $11 million in the twelve months ended December 31, 2003 (2002 – $10 million; 2001 – $13 million), and are on a pay-as-you-go basis.

44 \ Algoma Annual Report 2003

Note 11 Capital Stock

COMMON SHARES
Authorized – unlimited number

The following table summarizes the share capital transactions since January 31, 2002 expressed in millions of shares, options and dollars:

			Common shares
	Stock options		To be issued		Issued and outstanding
		Ascribed		Stated		Stated
	# options	value	# shares	capital	# shares	capital

Balance at January 31, 2002 (a)	4.0	$40.0	16.0	$160.0	–	$–
Issued under Plan of Arrangement to:
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0)	(40.0)			4.0	40.0
Conversion of long-term debt (note 9)					3.8	13.7
Shares issued as employee compensation					–	0.2
Directors’ Share Award Plan (note 11)			–	0.1	–	0.1

Balance at December 31, 2002	–	$–	–	$0.1	23.8	$214.0
Conversion of long-term debt (note 9(b))					0.1	0.5
Stock options granted (note 12)	0.3	0.3
Directors’ Share Award Plan (note 12):
Shares granted			0.1	0.2
Shares issued			(0.1)	(0.2)	0.1	0.2

Balance at December 31, 2003	0.3	$0.3	–	$0.1	24.0	$214.7

(a)	As part of the consideration for the settlement of their claims, holders of the First Mortgage Notes received 15 million common shares and 1 million common shares were distributed to unsecured creditors in April 2002 (note 1). Employees received 4 million common shares on February 12, 2002, upon the exercise of stock options having a nominal exercise price, which were granted as part of the new collective bargaining agreements.

BASIC AND DILUTED EARNINGS PER SHARE
Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes as of the beginning of each period at the Conversion Price (note 9) and the dilutive effect of the stock-based compensation plans (note 12).

Algoma Annual Report 2003 \ 45

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Basic
Net income (loss)	$9	$17	$(26)	$(363)
Convertible debt – net charge to retained earnings (deficit)	(1)	(1)	-	-

Net income (loss) attributable to common shareholders	$8	$16	$(26)	$(363)

Diluted
Net income (loss)	$9	$17	$(26)	$(363)
Convertible debt – net charge to income	–	–	–	–

Net income (loss) attributable to common shareholders	$9	$17	$(26)	$(363)

Basic weighted average number of common shares outstanding	24.00	22.18	53.65	53.65
Common shares issued on the assumed conversion of convertible long-term debt	6.36	7.84
Common shares issued on the assumed exercising of stock options	0.19	0.02	–	–

Diluted weighted average number of common shares outstanding	30.55	30.04	53.65	53.65

In calculating the basic weighted average number of common shares outstanding, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on February 1, 2002. The 4 million shares issued to employees were included as of February 12, 2002.

Note 12 Stock-Based Compensation Plans

At December 31, 2003, the Corporation has three stock-based compensation plans, which are described below. The Corporation accounts for its grants under these plans in accordance with the fair value based method of accounting for stock-based compensation. The compensation expense recognized for all awards granted under these plans for the year ended December 31, 2003 was $0.47 (eleven months ended December 31, 2002 – $0.22).

SHARE AWARD PLAN
In May 2002, the shareholders of the Corporation approved a Share Award Plan for members of the Board of Directors which permits the Corporation, at its option, to award common shares to eligible Directors as a portion of their compensation. Any shares granted under the Share Award Plan are issued quarterly. The Corporation accounts for the related compensation expense based on the fair market value of the shares on the date granted. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares. During the year ended December 31, 2003, 84,087 shares were awarded with an average fair market value of $2.72 per share (eleven months ended December 31, 2002 – 44,636 shares were awarded with an average fair market value of $4.83 per share).

46 \ Algoma Annual Report 2003

SHARE OPTION PLAN
In May 2003, the Corporation’s shareholders approved the creation of a Share Option Plan that permits the Corporation, at its option, to award common share options to senior management and directors. The Corporation has reserved two million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anniversary of the date granted. During the year ended December 31, 2003, 260,777 options were granted with a weighted average exercise price of $1.78 per share. Options for 123,112 shares vested on the grant date with the remainder vesting on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $1.08 per share was determined using the Black-Scholes options pricing model with the following assumptions:

Expected time until exercise	5 years
Risk-free interest rate	4%
Expected volatility in stock price	70%
Expected dividend yield	0%

A summary of the status of the Corporation’s share option plan as of December 31, 2003 is as follows:

		Weighted
		Average
		Exercise
	Options	Price

Balance outstanding at December 31, 2002	–	$–
Granted	260,777	1.78
Exercised	–	–
Forfeited/expired	–	–

Balance outstanding at December 31, 2003	260,777	$1.78

Exercisable at December 31, 2003	123,112	$1.78

RESTRICTED SHARE UNIT PLAN
In May 2003, the Corporation’s shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. A restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary of the grant date. The Corporation has reserved one million common shares for issuance under the plan. During the year ended December 31, 2003, the Corporation granted 27,300 restricted share units with a grant date fair value of $1.67 per unit. All of these restricted share units were outstanding at December 31, 2003.

Note 13 Contributed Surplus

	December 31	December 31
	2003	2002

Contributed surplus, as previously reported	$112	$70
Adjustment for accounting change (note 3)	–	26

Contributed surplus, as restated	$112	$96

Algoma Annual Report 2003 \ 47

Note 14 Income Taxes

The provision for income taxes is summarized as follows:

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

		(Restated – note 3)
Current	$2	$2	$–	$2
Future	16	26	–	54

	$18	$28	$–	$56

Future income taxes have been provided on the following temporary differences:

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

(Restated – note 3)
Non-deductible accounting reserves	$(1)	$(3)	$1	$(1)
Non-deductible pension and post-employment expense	(10)	(9)	–	–
Tax depreciation greater (less) than book amortization	–	–	(2)	(21)
Realization of income tax assets not recognized on implementation of fresh start accounting:
Non-deductible accounting reserves	–	5	–	–
Capital assets	(2)	14	–	–
Tax loss carryforwards	2	(3)	–	–
Pension and post-employment costs	10	9	–	–
Other	–	1	–	–
Effect of rate reduction (increase)	(2)	–	–	28
Loss carryforwards	–	–	(13)	(52)
Unrealized foreign exchange gains (losses) on $U.S. debt	6	–	–	(5)
Disposition of joint venture interest	–	–	(10)	–
Decrease in future income tax assets resulting from financial reorganization (note 1)	–	–	65	–
Other	–	–	(2)	(10)

	3	14	39	(61)
Increase (decrease) in valuation allowance (only applicable to tax assets arising after implementing fresh start accounting for 2003 and period ended December 31, 2002)	13	12	(39)	115

	$16	$26	$–	$54

48 \ Algoma Annual Report 2003

The geographical components of the income (loss) before income taxes is as follows:

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Canada	$31	$45	$(20)	$(308)
United States	(4)	–	(6)	1

	$27	$45	$(26)	$(307)

EFFECTIVE INCOME TAX RATE
The following table explains the variation between the Corporation’s provision for income taxes and the statutory income tax rate:

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

	(Restated – note 3)
Income tax provision based on the combined statutory rate of 42% [2002 – 42%; 2001 – 43%]	$11	$19	$(11)	$(132)
Add (deduct):
Non-deductible (taxable) items	(6)	(1)	–	6
Manufacturing and processing credit	–	(4)	2	27
Unrecognized income tax benefit of initiating deductible differences	12	12	–	–
Unrecorded income tax benefit of current period loss	–	–	9	101
Increase in valuation allowance on future income tax assets of U.S. subsidiary	–	–	–	54
Large Corporations Tax	2	2	–	2
Other, net	(1)	–	–	(2)

Provision for income taxes	$18	$28	$–	$56

The Corporation’s effective income tax rate is higher than its statutory manufacturing and processing rate of 33% primarily due to the following factors: the benefit of tax items that arose prior to the application of fresh start accounting is recorded through contributed surplus; and a valuation allowance has been taken against future tax assets arising in periods after the application of fresh start accounting.

Algoma Annual Report 2003 \ 49

Components of future income tax assets and liabilities are summarized as follows:

	December 31, 2003		December 31, 2002

	Pre-fresh	Post-fresh	Pre-fresh	Post-fresh
	Start	Start	Start	Start
Future income tax assets – current
Canadian taxes
Accounting reserves not deductible for tax purposes	$–	$4	$–	$3
Tax loss carryforwards	13	–	7	–

	13	4	7	3
Valuation allowance	(13)	(4)	(7)	(3)

Total current	–	–	–	–

Future income tax assets – non-current
Canadian taxes
Capital assets	41	–	32	–
Tax loss carryforwards	35	–	37	–
Unfunded pension benefits	26	10	29	4
Post-employment benefit obligation	70	11	66	5
Provincial minimum tax credits	13	–	13	–
Other	12	–	11	–

	197	21	188	9
Valuation allowance	(191)	(21)	(188)	(9)

	6	–	–	–

United States taxes
Tax loss carryforwards	56	–	67	–
Valuation allowance	(56)	–	(67)	–

	–	–	–	–

Future income tax (liabilities) – non-current
Canadian taxes
Unrealized foreign exchange gains on $U.S. debt	–	(6)	–	–

Total net non-current	6	(6)	–	–

Future income taxes	$6	$(6)	$–	$–

Due to cumulative losses in recent years, a valuation allowance of $229 million has been recorded against the Canadian future income tax assets at December 31, 2003. During the year ended December 31, 2003, this valuation allowance increased by $22 million as a result of an Ontario tax rate increase and additional post-fresh start tax assets offset by the realization of pre-fresh start tax assets in reducing taxable income. In accordance with GAAP, any benefit recognized in respect of the pre-fresh start tax assets is credited directly to contributed surplus (note 3).

The Corporation’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”), has not engaged in any business activity since the disposition of its joint venture interest (note 19). Consequently, a full valuation allowance of $56 million has been recorded against its future income tax assets. The U.S. future income tax assets decreased by $11 million in 2003 as a result of the foreign exchange effect of a stronger Canadian dollar.

50 \ Algoma Annual Report 2003

LOSS CARRYFORWARDS
The Corporation’s non-capital loss carryforwards were reduced by approximately $180 million as a result of debts being discharged under the financial reorganization for less than their principal amount. After giving effect to the reorganization, Federal and Ontario non-capital loss carryforwards at December 31, 2003 are approximately $76 million and $195 million, respectively, and expire between the years 2006 and 2009. The foreign exchange effect of the settlement of the $U.S. First Mortgage Notes under the reorganization resulted in a capital loss of $42 million that can be applied against future capital gains. A future income tax asset of $6 million has been recognized in respect of the capital loss carryforwards. The Corporation’s estimate of income tax loss carryforwards has not been reviewed by the Canada Revenue Agency and may be subject to change.

Cannelton has non-capital tax losses of approximately U.S. $53 million, U.S. $37 million of which expire between 2006 and 2010 and U.S. $16 million in 2022. Cannelton also has a capital loss of approximately U.S. $70 million that expires in 2007 and can be applied against future capital gains.

Note 15 Reorganization Expenses

The following costs have been charged to reorganization expenses as a result of the CCAA process:

	One month
	ended
	January 31	Year
	2002	2001

Unamortized discount on First Mortgage Notes	$–	$30
Deferred debt issue costs	–	7
Professional fees and other expenses	3	14

	$3	$51

Note 16 Contingencies and Commitments

Contractual commitments at December 31, 2003 amounted to $36 million relating to authorized capital projects.

Under operating leases for premises and equipment, the Corporation is obligated to make aggregate payments of $3 million, comprised of $2 million in 2004 and $1 million in 2005.

The Corporation has 13 years remaining in a 15-year agreement to source all iron ore requirements from a single supplier (note 19). The purchase commitment for 2004 under this agreement is approximately U.S. $132 million. Under the terms of the agreement, the Corporation pays for its annual purchases evenly throughout the year which, at any given time, can result in prepayments. At December 31, 2003, $5 million (U.S. $4 million) is included in prepaid expenses in this respect (December 31, 2002 – $13 million (U.S. $8 million)).

The Corporation has fixed volume and price contracts for the purchase of natural gas and electricity. The natural gas contracts have from 4 to 22 months remaining while the electricity contracts have from 4 to 24 months remaining. The 2004 purchase commitments under these contracts are approximately $75 million for natural gas and $31 million for electricity.

The Corporation has an agreement to source all coal requirements from a single supplier until March 31, 2006. The purchase commitment for 2004 under this agreement is U.S. $78 million.

The Corporation has 11-1/2 years remaining in a contract with a single supplier for the purchase of oxygen, argon and nitrogen. The annual purchases under this contract approximate $15 million.

The Corporation is committed to approximately $27 million of capital expenditures extending to 2010 for environmental compliance.

Algoma Annual Report 2003 \ 51

Note 17 Segmented Information

The Corporation is viewed as a single business segment involving basic steel production for purposes of internal performance measurement and resource allocation by the Corporation’s chief operating decision-maker. The revenue by product group is as follows:

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Sheet and strip	$848	$846	$71	$696
Plate	262	198	17	238
Other	28	36	–	27

	$1,138	$1,080	$88	$961

Sales to customers in the United States were approximately $242 million for the year ended December 31, 2003 (eleven months ended December 31, 2002 – $236 million; month of January, 2002 – $15 million; 2001 – $125 million). Export sales to other countries were approximately $17 million for the year ended December 31, 2003 (eleven months ended December 31, 2002 – $8 million; month of January 2002 – $1 million; 2001 – $19 million).

No customer had purchases of 10% or more of total sales in the year ended December 31, 2003 (eleven months ended December 31, 2002 – no customer represented 10% or more; month of January 2002 – no customer represented 10% or more; 2001 – one customer represented 11%).

At December 31, 2003, two customers each represented 13% of the accounts receivable balance (December 31, 2002 – two customers represented 11% and 10% of the accounts receivable balance; January 31, 2002 – two customers represented 10% and 8% of the accounts receivable balance).

Note 18 Changes in Operating Working Capital Components Affecting Cash

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Accounts receivable	$20	$(28)	$18	$18
Inventories	59	(78)	49	65
Prepaid expenses	11	(14)	2	(5)
Accounts payable and accrued liabilities	(6)	24	(22)	68
Income and other taxes payable	4	(6)	2	(2)

	$88	$(102)	$49	$144

52 \ Algoma Annual Report 2003

Note 19 Disposition of Joint Venture Interest

In January 2002, the Corporation’s wholly-owned U.S. subsidiary, Cannelton, completed an agreement with Cleveland-Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in the Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Corporation entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to Cannelton and the Corporation. These assumed liabilities could include contingent obligations, such as environmental costs, that are not reflected in Tilden’s financial statements.

Note 20 Other Long-Term Liabilities

	December 31	December 31
	2003	2002

Environmental liabilities (a)	$7	$7
Cost savings repayment (b)	10	10
Long-term lease obligation	1	–
Other	1	–

	$19	$17

(a)
At December 31, 2003, this liability has been determined based on the Corporation’s best estimate of the costs to be incurred, discounted at a risk-free rate of 4.9% (December 31, 2002 – 5.4%). Changes in future conditions could require a change in this liability.

(b)
Under the terms of the collective bargaining agreements negotiated as part of the financial reorganization, $10 million of the 2002 cost savings will be paid to employees on June 30, 2004, and $10 million of the 2003 savings will be paid on June 30, 2005. The payments will be deferred if, at the relevant time, all accrued interest on the 11% Notes and 1% convertible Notes has not been paid.

Note 21 Demutualization Gain

The 2001 results include a gain of $19 million related to cash received on the demutualization of a former insurance provider. In late 2002 the United Steelworkers of America (“USWA”) raised with the Corporation the matter of entitlement to these demutualization proceeds. The Corporation is firmly of the view, and has advised the USWA accordingly, that the Corporation is entitled to the proceeds and that any claim to the contrary would be unlikely to succeed.

Algoma Annual Report 2003 \ 53

Note 22 Financial Instruments

The Corporation utilizes commodity price swap contracts to hedge the cost of natural gas and electricity. As at December 31, 2003, the aggregate notional amount of the natural gas swaps outstanding was approximately 4.3 million MMBtus (2002 – nil) expiring at various dates through to October 31, 2004. The Corporation pays a fixed average price of $6.30 per MMBtu and receives a floating average price per MMBtu based on the settlement price per MMBtu for the NYMEX Henry Hub Natural Gas futures contract.

As at December 31, 2003, the aggregate notional amount of the electricity swap was 120,600 Megawatt hours (2002 – nil) expiring on November 30, 2004. The Corporation pays a fixed average price of $48.50 per Megawatt hour and receives a floating average price per Megawatt hour based on the hourly Ontario energy price.

The Corporation has estimated that the fair value of these commodity price swap contracts at December 31, 2003 is $4 million based on available broker quotes, but given the current illiquidity of the market, the fair value is subject to significant measurement uncertainty.

Note 23	Significant Differences Between Canadian and United States Generally Accepted Accounting Principles [GAAP]

The Corporation’s consolidated financial statements are prepared using Canadian GAAP which conforms with United States GAAP (“U.S. GAAP”) except as described below.

Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings (note 9). Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. The value ascribed to the holder conversion option would be reclassified within shareholders’ equity to contributed surplus.

An additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to income.

Under U.S. GAAP, the change in the fair value of a derivative in a cash flow hedging relationship is recorded in comprehensive income.

Under Canadian GAAP, adjustments to the reported amounts of assets and liabilities resulting from reorganization and the application of fresh start accounting are charged to shareholders’ equity. Under U.S. GAAP, these amounts are charged to net income in the period prior to the application of fresh start accounting.

54 \ Algoma Annual Report 2003

(a)	Reconciliation of net income (loss) between Canadian and United States GAAP:

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

		(Restated – note 3)
Net income (loss) as reported	$9	$17	$(26)	$(363)
Accretion of equity component of convertible long-term debt	(1)	(1)	–	–
Foreign exchange adjustment on equity component of long-term debt	1	–	–	–
Reorganization and fresh start adjustments [restated (i)]	–	–	441	–
Adjustment relating to joint venture’s change in accounting policy on pension assets	–	–	–	5

Net income (loss) in accordance with U.S. GAAP	9	16	415	(358)
Change in fair value of swap contracts	4	–	–	–
Additional minimum pension liability	(47)	(5)	–	(7)

Comprehensive income (loss) in accordance with U.S. GAAP	$(34)	$11	$415	$(365)

Net income (loss) per share:
Basic	$0.38	$0.72	$7.74	$(6.67)

Diluted	$0.29	$0.53	$7.74	$(6.67)

Comprehensive income (loss) per share:
Basic	$(1.42)	$0.50	$7.74	$(6.80)

Diluted	$(1.42)	$0.37	$7.74	$(6.80)

	(i)	The U.S. GAAP information for the one month ended January 31, 2002 has been restated to reflect the reorganization and fresh start adjustments to the reported amounts of assets and liabilities as an entry to net income.

(b)	As a result of the Canadian/U.S. GAAP reconciliation and additional disclosure requirements under U.S. GAAP, the changes to the consolidated balance sheet are as follows:

		December 31	December 31
		2003	2002

(i)	Swap asset
	Balance under Canadian GAAP	$–	$–
	Fair value of swap contracts	4	–

	Balance under U.S. GAAP	$4	$–

(ii)	Accrued pension liability
	Balance under Canadian GAAP	$88	$88
	Additional minimum pension liability	52	5

	Balance under U.S. GAAP	$140	$93

(iii)	Long-term debt
	Balance under Canadian GAAP	$164	$201
	Equity component of convertible debt	6	5
	Foreign exchange adjustment on equity component of convertible debt	(1)	–

	Balance under U.S. GAAP	$169	$206

Algoma Annual Report 2003 \ 55

			December 31	December 31
			2003	2002

(iv)	Shareholders’ equity
	[a]	Capital stock
		Balance under Canadian GAAP	$215	$214
		Ascribed value of holder conversion option credited on conversion	(9)	(8)

		Balance under U.S. GAAP	$206	$206

	[b]	Convertible long-term debt
		Balance under Canadian GAAP	$19	$19
		Reclassified to long-term debt	(6)	(5)
		Ascribed value of holder conversion option	(13)	(14)

		Balance under U.S. GAAP	$–	$–

	[c]	Contributed surplus
		Balance under Canadian GAAP	$112	$96
		Ascribed value of holder conversion option on convertible long-term
		debt at January 31, 2002	22	22

		Balance under U.S. GAAP	$134	$118

	[d]	Retained earnings
		Balance under Canadian GAAP	$24	$16
		Foreign exchange adjustment on equity component of long-term debt	1	–

		Balance under U.S. GAAP	$25	$16

	[e]	Accumulated other comprehensive loss
		Balance under Canadian GAAP	$–	$–
		Fair value of swap contracts	4	–
		Additional minimum pension liability	(52)	(5)

		Balance under U.S. GAAP	$(48)	$(5)

(c)	The accounts receivable balance at December 31, 2003 includes a $2 million allowance for doubtful accounts (December 31, 2002 – $3 million).

(d)
Approximately 98% of the Corporation’s employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization outlined in note 1 expire on July 31, 2004.

Note 24 Subsequent Events

On February 6, 2004, the Corporation entered into an agreement with a syndicate of underwriters which has agreed to purchase, on a bought-deal basis, 8,500,000 newly issued common shares at a price of $8.55 per share for total gross proceeds of $72.675. The Corporation has provided the underwriters with an option to increase the offering by up to 1,500,000 common shares. Should this option be exercised in full, the total gross proceeds of the public offering will be $85.5. The offering is subject to receipt of all necessary regulatory approvals.

The Corporation plans to use the net proceeds of this offering for general corporate purposes which may include reduction of bank indebtedness. Closing of the offering is expected to occur on or about February 26, 2004.

From January 1 to February 6, 2004, $19,584,000 U.S. of the 1% convertible Notes were converted to 3,133,440 common shares.

56 \ Algoma Annual Report 2003

Directors and Officers

DIRECTORS	Francis Petro (2) (3) (5)
Steven Bowsher (3) (5)	President and CEO
Consultant – ClearCut Advisors	Haynes International Inc.
Former President and CEO	Kokomo, Indiana
Indesco International
Prospect Heights, Illinois	Denis Turcotte
President and CEO
Benjamin Duster (5)	Algoma Steel Inc.
Chairman of the Board	Sault Ste. Marie, Ontario
Algoma Steel Inc.
Head of Financial Restructuring
Masson and Company, LLC	PRINCIPAL OFFICERS
Atlanta, Georgia	Benjamin Duster
Chairman of the Board
John Kallio (2) (5)
Union Department Steering Committee	Denis Turcotte
Co-Chair – Plate & Strip	President and CEO
Loader – Plate & Strip Finishing
Algoma Steel Inc.	Stephen Boniferro
Sault Ste. Marie, Ontario	Vice President, Human Resources

Patrick Lavelle (1) (2) (4)	Paul Finley
Corporate Director and	Vice President, Business Development
Chairman and CEO	and Corporate Secretary
Patrick J. Lavelle and Associates
Toronto, Ontario	Glen Manchester
Vice President, Finance
James Lawson (3) (4)	and Chief Financial Officer
Partner, Torys LLP
Oakville, Ontario	Armando Plastino
Vice President, Operations
Charles Masson (1) (4) (5)
Partner	Paul Royal
Masson and Company, LLC	Vice President, Commercial
New York, New York
(1) Member, Audit Committee
Murray Nott (1) (4)	(2) Member, Health, Safety and Environment Committee
Metallurgical Specialist – Quality Engineering	(3) Member, Human Resources and Compensation Committee
Algoma Steel Inc.	(4) Member, Corporate Governance Committee
Sault Ste. Marie, Ontario	(5) Member, Strategic Planning Committee

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Shareholder and Investor Information

SHARE LISTINGS	TRUSTEE, PAYING AGENT AND
Algoma Steel Inc. trades on	REGISTRAR FOR 11% AND 1% NOTES
the Toronto Stock Exchange	Wilmington Trust Company
under the symbol AGA.	Rodney Square North
1100 North Market Street
SHARE TRANSFER AGENT	Wilmington, Delaware 19890
Computershare Trust Company of Canada	Telephone: (302) 636-6023
Shareholders Services	Facsimile: (302) 636-4143
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1	ANNUAL MEETING
Telephone: (416) 981-9500	The Algoma Steel Inc. Annual Meeting will be held:
Facsimile: (416) 981-9800	Thursday, May 20, 2004 at 10:00 a.m.
Email: caregistryinfo@computershare.com	Algoma’s Water Tower Inn
Sault Ste. Marie, Ontario
AUDITORS
Ernst & Young LLP, Toronto

LEGAL COUNSEL
Torys LLP, Toronto

Corporate Information

CORPORATE HEAD OFFICE	SALES OFFICE
105 West Street	717 – 7th Avenue S.W., Suite 1450
Sault Ste. Marie, Ontario P6A 7B4	Calgary, Alberta T2P 0Z3
Telephone: (705) 945-2351	Telephone: (403) 263-4102
Facsimile: (705) 945-2203	Facsimile: (403) 233-0636
Internet address: www.algoma.com	Toll-free telephone in Alberta, British Columbia
Email address: alglib@soonet.ca	and Saskatoon, Saskatchewan: 1 800 661-9234

SALES OFFICE
5515 North Service Road, 3rd Floor
Burlington, Ontario L7L 6G4
Telephone: (905) 331-3400
Canada toll-free: 1 800 387-7850
U.S. toll-free: 1 800 387-9495
Facsimile: (905) 331-3408